2007 ANNUAL REPORT

SMITH-MIDLAND

EXCELLENCE IN PRECAST CONCRETE

July 25, 2008

To Our Shareholders,

Smith-Midland had a good year in 2007, with pretax income of $2,128,360 Soundwall, utility, and barrier sales were all strong in 2007 and have continued strong in 2008. The Company's production backlog is more than 40% higher than last year at this time. Our challenge now is that Smith-Midland continues to experience rising fuel costs and near recent record steel costs. Both of these commodities are integral elements to our business, and we continue to actively find ways to manage costs, maintain quality and remain competitive.

In recent years, Smith-Midland has taken steps to diversify our product line so that we can better respond to changes in our marketplace. With the addition of our Easi-Set licensing operation we have also moved to reduce our reliance on our local economy. At this time Easi-Set is receiving licensee royalty from 37 states and several foreign countries. We have also continued our efforts to be innovative and creative to both improve our products and reduce our costs. In the "new item" category, we have finalized tests of a new sound absorbent material, "Soft-Sound", for our highway soundwall barriers. The good news is that not only is the product superior to what we have been using, but that the higher quality wall have a lower cost using local as compared to Canadian raw materials.

Smith-Midland began 2008 with aggressive goals for sales closings and production backlog for the year and thus far we have exceeded those goals. With increasing cost pressures, the Company's historical success with product research and development efforts and the successful introduction of innovative new products become more important than ever for Smith-Midland to succeed.

I am pleased to announce that Ashley Smith has been promoted to President/COO for the Smith-Midland Virginia Company. Ashley's success as VP of Sales and Marketing, and in previous assignments, including President of Easi-Set Industries and in production, have prepared him well for this key position. Matthew Smith will move from Sales Manager for Utility Products to Vice President of Sales and Marketing for Smith-Midland Virginia.

The Smith-Midland team of associates thanks each of you for the confidence you have shown in the company over the years.

Sincerely,

Rodney I. Smith
CEO & Chairman

SMC NEWSLINE

Fall 2007 / Winter 2008 *"Learn from yesterday, live for today, hope for tomorrow." - Anon* SMITH-MIDLAND® Corporation


Jefferson at Inigo's Crossing, Rockville, MD

SMC Wins CUP Award

VP of Sales and Marketing, **Ashley Smith**, proudly accepted the **National Precast Concrete Association's** (NPCA) Creative Use of Precast (CUP) Award in the Above Ground Category at the Salute to Excellence Award Banquet in Denver this past February. The CUP Award recognizes projects promoting innovative and cost-saving advantages of precast concrete. The award was given for the ten-story 274-unit Jefferson at Inigo's Crossing in **Rockville, MD**, which was built with *SLENDERWALL*®. 106,000 square feet of building panels featuring Second Nature™ Architectural Precast Concrete Brick and precast limestone accents were used for Inigo's Crossing greatly reducing the cost and duration of the project. **SMC** will proudly display their award in the conference room at their headquarters in Midland, VA.


SMC receives award

NAIOP Chooses Northridge and Dulles Station for Awards

Smith-Midland® announces its involvement in the construction of the **Dulles Station** Office Building in **Herndon, VA** and in the construction of three office buildings named **Northridge at Westfield in Fairfax, VA**. The projects were chosen for awards by the **National Association of Industrial and Office Properties (NAIOP).**

The **Northridge** contract is worth $1,772,736. The project involved three separate office buildings, each one level high bay flex office and industrial buildings. Finished in late 2007, the project used 386 "Second Nature™" architectural precast concrete brick panels totaling 66,296 s.f. The buildings were also designed with knock-out panels so the owner could change the building's configuration in the back.

The **Dulles Station** Office Building project includes 41,480 s.f. of architectural precast panels. Finished in spring of 2007, the contract is worth $1,095,000. The suburban office building rests on a high profile location on the Dulles Toll Road. The six-story building features a combination sandblast finish and dark accent band featuring two different concrete mixes in each panel.


Northridge at Westfields Office Park


Dulles Station Herndon, VA


Installation
Layout

Virginia Beach Military Facility Features Easi-Set® Buildings

Smith-Midland® announces its involvement in a major **Department of Defense** project at a secured military facility in the **Virginia Beach** area.

According to **Matthew Smith**, utility products sales manager, the initial request was for a quote on one structure. It was through subsequent negotiations with the procurement officer on behalf of the purchaser, nine additional 10' x 12' **Easi-Set®** buildings were purchased. Ongoing communication resulted in the order being increased to a total of 30 buildings. The final value of the order grew from nearly $10,000 to a phenomenal $300,000.

SMC began to produce the buildings in early October 2007. The last of the 30 modular training units shipped in January. Fifteen of the buildings were Easi-Brick and the remaining fifteen were Broom Finish, all with Canyon-Tone stain.

Smith said that the government agent was so impressed by the buildings that he is confident that once other government branches see them, **SMC** will receive similar requests from government facilities all over the country.

Smithsonian's National Zoo Chooses Easi-Set Buildings to House Cheetahs



When officials at the **Smithsonian's National Zoological Park** decided to build a new research facility for their cheetahs, they turned to **Smith-Midland®**. Installation began in July at the **National Zoo**'s 3,200 - acre **Conservation Research Center (CRC)** in **Front Royal, VA**. The mission of **CRC**'s program is the conservation of biodiversity through research, training and education. The facility holds 30 to 40 endangered species at any given time.

In a contract worth $150,000, **SMC** provided eight 12' x 20' buildings and one **Outback®** restroom. The buildings have a custom clap board finish with a tan stain and a red roof, to blend with existing buildings.

Zoo officials had developed a hand-laid block building design, but wanted a less expensive solution that could be completed on schedule. The **Smith-Midland®** buildings were the perfect solution. Zoo officials liked that the buildings would withstand the cheetah's claws and the cleaning agents used on the cheetahs' enclosures. Custom doors for the keepers and cheetahs were added.


Inside Cage


The Cheetah Compound

SMC Crew Receives Praise

"Thanks for your hard work!" was what **Mike Crouse**, Director, **Hampshire County, Emergency Management and 911**, said to the **Smith-Midland®** building crew from a recent installation. He continued, "The crew endured terrible conditions to insure they beat old man winter. I can't say enough to praise them and the job they did. Everyone was very professional. It was apparent that quality and safety were both on everyone's mind." Way to go!



Crew Members: Mark Kuhn & Andrew Washington

SMC Adopts a Family

In the spirit of giving, **Smith-Midland®** associates adopted a family for Christmas through the **Warrenton-Fauquier Jaycees Christmas Toy Workshop**. This is the third year **SMC** has participated in the program that connects organizations and individuals with underprivileged children in **Fauquier County**. In total, six gift cards and ten gifts were selected from a wish-list provided by the family for their two teenage girls. Thanks to **Susan Uhrich**, **Casey Turner**, and **Chris Tucker** for organizing this year's program.



Casey Turner and Chris Tucker wrap gifts

SMC Receives Outstanding Sales Achievement Award



Smith-Midland® receives award

Smith-Midland® Corporation was recognized at the **Annual Easi-Set® Building Producers Seminar** held in **Las Vegas** in November as the leader in outstanding sales for the highest number of **Easi-Set®** and **Easi-Span™** Buildings sold in 2007. By the end of 2007, SMC sold 112 **Easi-Set®** and **Easi-Span™** buildings totaling $1,937,000.

Valentine's Day Serenade


The Great Escape

This past Valentine's Day the ladies of **Smith-Midland®** received a surprise performance from a barber shop quartet. The group's lead singer was our very own **John Sieber**, general manager of **Concrete Safety Systems™**. The ladies gathered around the front office to hear some good old classics, like "Sweet and Lovely", "Sittin' on Top of the World", and "Caroline".

Casey Has Her First Baby

SMC Controller, **Casey Turner Brooks**, and her husband, **Steve**, welcomed their first child, a little girl, **Peyton**, on March 18th. **SMC** helped celebrate with a surprise baby shower. Baby **Peyton** received a hand-painted set of baby furniture which included a table, chair, chest of drawers and a toy box. **Casey** was ecstatic!



Casey's Baby Shower

It's All About Teamwork

"With teamwork, anything can be accomplished, including putting a man on the moon." We have all heard this before and it's true. When a group of associates in a company work together as a team, there is almost nothing they and the company cannot accomplish. When a team accomplishes a great deal for the company, they also accomplish a great deal for the team members and every other person in the company. I would like to think that every person at **Smith-Midland®** is part of a team that is determined to do its very best work. This will, in turn, keep our customers coming back time and time again. A company in which the team members are not pulling together can do massive damage. Lack of teamwork leads to poor service, sub-standard products, and lost customers. Anyone can buy a piece of property and some equipment and say they are in the precast business. In reality, they can never be in the precast business without a team of good people working together for the good of all.

There are a few things that I personally feel very strongly about. One is that every person in our company treats every other person with dignity, and makes every person they speak to throughout the day feel important. Without every person in this company, there is no company. I have strong feelings about the use of profanity at **Smith-Midland®**. Profanity hurts people, destroys teamwork, and can make people want to work elsewhere. We need every good person that we have here at **Smith-Midland®**. I am asking each of you to remember when you're about to use profanity – STOP – don't do it.

Within this company we have many departments. The job of every department is to make everyone else's job easier by doing everything they can to help fellow associates have the most productive and enjoyable day possible.

I am counting on each of you.



George Sharikas Believes in Learning



George Sharikas

George Sharikas, who holds a marketing degree from **George Mason University**, keeps hitting the books. He is back at **GMU** taking a project management course. After the course, he will take the Project Management Professional (PMP) Certification Exam.

Sharikas will utilize his new skills as a sales representative. According to **George**, "The **SMC** senior management team has been extremely supportive of me continuing my education. They've allowed me the flexibility to forge ahead with my PMP certification."

Dwight Returns to SMC



Dwight Holmes

Welcome back to long-time **SMC** associate **"Dike" Holmes** who is returning to work in the building department after throat cancer surgery. After a ten-day hospital stay, weeks of daily radiation, weekly chemotherapy and recovery at home, **Dike** says "it feels good to be back to work." He says he tires easier than before but hopes his stamina will return. **Dike** is appreciative for all the good wishes of his fellow **SMC** associates and would like to thank everyone for their thoughts and prayers.

Dedication to Carl



Carl Carter

This newsletter is dedicated to the memory of **Carl Carter** who passed away in October 2007. **Carl** joined **Smith-Midland®** in 2004 working in the Accounting Department as the Accounts Receivable Manager. He quickly became a valued associate and a valued friend to many at the company. **Carl** always had an impression or joke to make you smile and laugh. **Carl** was known not only for his humor, but his random trivia and love of Elvis and his music. He was a humanitarian with a wonderful sense of humor. **Carl**, you will be greatly missed.

EASI SET® Concrete Connection

A publication of Easi-Set® Industries Spring 2008



PETERSON
P

Peterson Concrete Septic Tank, Little Rock, AR

Peterson Adds J-J Hooks®

While most of us put our work on hold and were enjoying this past Christmas and New Year's holiday season, **Eugene Peterson, President/Owner, Peterson Concrete Septic Tank** of Little Rock, Arkansas and **Brian Stock, Easi-Set's National Sales Manager**, were in final discussions on a J-J Hooks barrier license. After the signing, **Eugene** enjoyed the remainder of the holidays and **Brian** grabbed a flight home.

The **Peterson** organization manufactures septic tanks and a very broad array of specialized precast tanks (e.g. water storage, expansion tanks, processing tanks, freight containers, etc.). The addition of J-J Hooks will allow **Peterson Concrete Septic Tank** to compete very effectively against other precasters who manufacture the Arkansas state standard, (pin and loop). J-J Hooks has met the requirement of NCHRP 350, TL3 and is one of only a few private designs to meet this stringent test requirement.

In April of this year, **Rick Groves, Easi-Set's Director of Technical Services**, spent several days in Little Rock teaching **Peterson's** production staff how to efficiently produce J-J Hooks within **Easi-Set's** published labor standards. He also provided handling and turnover fixture drawings and the company names/contacts of approved J-Hook providers.

BPDL Provides SlenderWall to Hilton Garden Inn Project



Hilton Garden Inn
OUVERTURE
ETE 2008
(514) 844-6433

BPDL of **Alma**, **Quebec**, one of the top architectural precasters in Canada, was chosen to provide the SlenderWall cladding for a mixed-use project in downtown Montreal.

A 37-story, $65,000,000 Hilton Garden Hotel (www.hiltongardenmontreal.com) will be constructed in downtown Montreal, located in the Province of Quebec, Canada. The facility will house the Hilton Garden Hotel on the lower floors and condominiums on the upper floors. Construction began late last summer with installation of SlenderWall panels beginning in the fall and continuing through the harsh winter weather.





Hilton Garden Inn, in Downtown Montréal, Canada

In early March, **Rodney Smith** and **Moffette Tharpe** of **Easi-Set**, along with **Robert Tremblay, BPDL Project Manager**, visited the construction site to view the two-point panel connection design and to talk with the owner of the project. After the site visit, **Rodney** and **Moffette** visited the **BPDL** plant in Alma and met with **Andre**, **Robert**, and **Guy Bouchard** to discuss future work and any technical issues that were observed during their walk-through of the Alma SlenderWall production area.

BPDL has made a major commitment to the SlenderWall program. SlenderWall is cast in its own dedicated building and the work flow has been designed to make the production process very efficient.

The Fort Miller Company Fortifies Barrier Program

In the Fall of 2007, **"Butch" Marcell, CEO**, and **Thomas Vishnowski, Manager, Administration and Procurement**, of **The Fort Miller Co., Schuylerville, NY**, a division of **The Fort Miller Group,** added the J-J Hooks highway barrier to their broad array of precast concrete products. The company provides state-designed, temporary and permanent precast safety barrier, noise wall, bridge elements, and other highway products to New York, New Jersey, and surrounding states. With the addition of J-J Hooks, The Fort Miller Co. will be offering the most successful and economical proprietary barrier connection design available in the industry.

In March, **Rick Groves, Easi-Set's Director of Technical Services**, conducted in-depth production training at **Fort Miller's** plant. **Rick's** training emphasized the methods for efficient setup, stripping, and handling of the barrier sections. We welcome **Fort Miller** to the expanding family of J-J Hooks producers.





Fort Miller's first J-J Hooks barrier

Fort Miller Co., founded in 1948, is ISO 9001 compliant, and operates an NPCA-certified plant. They have 200 employees, a multi-dimensional engineering staff, and over 250,000 square feet of production space on 300 acres. The **Fort Miller Co.** also markets "Super Slab" – a proprietary precast concrete paving system.

Training

Independent Concrete Pipe Production Continues



Finished dry-cast J-J Hooks barrier

At the request of **Independent Concrete Pipe**, **Rick Groves** made a field service call to the **Indianapolis, Indiana** plant to help resolve a J-J Hooks production issue during start-up of the dry-cast operation. Working hand in hand with the quality control department and the capable staff at **Independent Concrete Pipe,** the issue was resolved and production continued on schedule. **Easi-Set's** technical staff is always ready to lend a hand or help with your production needs and is as close as your telephone or email.



Production staff welds A-706 rebar to J Hook connection plate

Faddis, New Castle, Comes Online

The addition of **Faddis' New Castle Plant** prompted a plant visit by **Rick Groves** to review the production procedures for the J-J Hooks Barrier. The plant inspection went smoothly and state inspectors were on site to lend a hand for a smooth start up for J-J Hooks production. **Faddis** is one of many licensees that are welding the A-706 bars to the connection plate in house.

Hy-Grade Receives High Marks

Hy-Grade Precast has recently started production of the J-J Hooks barrier at their plant in St. Catharine's, ON. A long time producer of **Easi-Set** products, **Hy-Grade** completed the first Canadian installation of J-J Hooks precast temporary barrier on Highway 427 outside of Toronto, Canada. Recently approved for highways in Ontario, **Hy-Grade** played an important part in making the installation a very impressive success.



Dominic Girotti observes first J-J Hooks installation



J-J Hooks pull test

Lehigh Testing Labs Passes J-J Hook Weldmounts

Easi-Set Industries recently completed testing of the weldmounts to the connection plate and defined the weld length on the J-J Hooks drawings for the A-706 reinforcement to be 5mm or 3/16" by 1-1/2 inches long on both sides of the bar. The testing validated that the weld size was adequate and exceeded requirements. Copies of the test report are on file at **Easi-Set Industries** in Midland and are available by request. This test is scheduled to be run on an annual basis.

Clips

Frederic "Rick" Beck Joins Easi-Set


Frederic "Rick" Beck

Rick Beck has joined **Easi-Set Industries** in the newly created position of **SlenderWall Sales Manager. Rick's** role will be to identify potential SlenderWall jobs, "sell" the project team on the benefits of SlenderWall, and then assist in identifying and signing up a licensed producer for that particular market. According to **Moffette Tharpe**, this is the first time that **Easi-Set** has had a sales position dedicated to SlenderWall. Prior to joining Easi-Set, **Rick** was a regional sales manager for PPG paints and coatings calling upon architects, developers and owners. Welcome **Rick**!


Jack Workman (right) accepts award

J.E. Hill Precast in the top 1%

The NPCA's Plant Certification Awards Program was held during MCPX 2008 in Denver, Co. **J.E. Hill Precast** was one of only three companies recognized for scoring the highest number of points during inspections in the 2007 Plant Certification Program. More than 330 plants participate in this nationwide voluntary program. The **Hill** organization scored 98.86% on their inspections. The national average is 87%. **Jack Workman, Plant Manager** of **J.E. Hill Precast** accepted the award. Congratulations to all in the **Hill** organization for making Quality an integral part of their operation.

Smith-Midland Wins NPCA's CUP Award


Ashley Smith (right) accepts award

Smith-Midland Corp. took top honors at NPCA's Salute to Excellence Award Banquet for their high-end apartment complex, Jefferson at Inigo's Crossing located in Rockville, Maryland. **Ashley Smith, Smith-Midland VP Sales & Marketing**, proudly accepted the prestigious CUP (Creative Use of Precast) first place award at a ceremony held during the MCPX 2008 in Denver this past February. Jefferson at Inigo's Crossing is a ten story, 274 unit complex that utilized 106,000 square feet of cladding and included two colors (brick red & tan) of stained architectural precast concrete brick with integral limestone accents cast into the same panel.

MCPX 2008 Improves Our Odds - Denver, CO


Improving The Odds
Attendees try their luck at the Simon memory game

Moffette Tharpe, **Jeremy Smith**, **Brian Stock**, and **Rick Groves** of **Easi-Set Industries** headed to Denver, Colorado in February to promote the **Easi-Set** brand during the MCPX 2008 industry trade show. This year's theme, "Improving The Odds," captured the essence of **Easi-Set's** vision to offer precasters the opportunity to "improve their odds" with increased business and profitability through **Easi-Set** brands. Each year, **Easi-Set** selects a theme that highlights a different aspect of the **Easi-Set** licensing program.


Visitors to the Easi-Set Booth

The **Easi-Set** staff carried out the theme by dressing as Las Vegas casino dealers (the same theme used in our very successful Building Producers Seminar in Las Vegas last fall). Additionally, during the committee meetings in the host hotel prior to the opening of the exhibition, life-size cutouts of staff along with "odds" signage were strategically placed in the registration and break areas. The props, along with the creative set-up at the booth, were well received by attendees at MCPX 2008 and made the **Easi-Set** brand very visible. The themed promotion has created buzz at all three of the MCPX events where it was used.

The Industrial Company Adds Dimension

J-J Hooks is the barrier of choice for **TIC Marine** of **Hutchinson Island, Savannah, Georgia. Carl Kleeman III, VP** of **TIC Marine**, chose J-J Hooks for a job they recently won because of the very low connection cost of the J-J Hooks design and the extreme ease of connecting and removing barrier sections in installations. This will be the first precast concrete highway barrier manufactured by **Carl's** Division. Forms are on order with production training planned for late summer.

TIC Marine is a Division of **TIC Southeast Region, The Industrial Company** owned by **TIC Holdings** a multi-disciplined construction organization, founded in 1974. **TIC Marine** is engaged in civil, concrete, structural steel erection, equipment installation, process piping, electrical and instrumentation, controls, and insulation projects. **Brian Stock, Easi-Set's National Sales Manger**, visited **TIC Marine** in the fall to discuss the J-J Hooks licensing program and the license was signed in early December.

The Wide-Wide World of EASI-SET® Licensed Producers

United States

Alabama

AES Precast Company, Inc.
Northport; Easi-Set® Buildings

Arizona

Peterson Concrete Tank Co.
N. Little Rock; J-J Hooks®

Colorado

SEMA Precast
Englewood; J-J Hooks®

Florida

Florida Rock and Sand Prestress Precast Co. Inc.
Florida City; J-J Hooks®

J.E. Hill Precast
Leesburg; J-J Hooks®, Easi-Set® Buildings, Farm Products

Seminole Precast
DeBary; J-J Hooks®

Georgia

Seminole Precast Mfg., Inc
Macon; J-J Hooks®

The Industrial Co.
Savannah; J-J Hooks®

Illinois

Utility Concrete Products
Morris; J-J Hooks®

Indiana

Independent Concrete Pipe
Indianapolis; J-J Hooks®

Indiana Barrier Wall, LLC
Ft. Wayne; J-J Hooks®

Kentucky

Independent Concrete Pipe
Louisville; J-J Hooks®

Massachusetts

Utility Precast
W. Wareham; Easi-Set® Buildings

Michigan

Kerkstra Precast
Grandville; J-J Hooks®

Nevada

Rockway Precast
N. Las Vegas; Easi-Set® Buildings

New Jersey

Jersey Precast Corp.
Trenton; J-J Hooks®

New York

Fort Miller Co.
Schuylerville; J-J Hooks®

Kistner Concrete Products
E. Pembroke; J-J Hooks®

L.C. Whitford Materials Co.
Wellsville; J-J Hooks®

North Carolina

Smith-Carolina Corp.
Reidsville; J-J Hooks®, Easi-Set® Buildings, Farm, Beach Prisms™

Ohio

Baxter Concrete Products
Hamilton; J-J Hooks®

Norwalk Concrete Ind.
Norwalk; J-J Hooks®, Easi-Set® Buildings

Oklahoma

GNC Concrete Products
Catoosa; J-J Hooks®

Pennsylvania

Eagle Concrete Products
Somerset, PA; J-J Hooks®

Faddis Concrete Products
Kutztown, New Castle*; J-J Hooks®
* *Sublicensed by Eagle Concrete Products*

Modern Precast Concrete
Ottsville; Easi-Set® Buildings

South Carolina

Precision Concrete
Anderson; J-J Hooks®

Texas

Lonestar Prestress Mfg., Inc.
Houston; Easi-Set® Buildings

Tricon Precast
Houston; J-J Hooks®

Valley Prestress (William Bro.)
Houston; J-J Hooks®

W.W. Webber, Inc.
Houston; J-J Hooks®

Vermont

S.T. Griswold & Co.
Williston; J-J Hooks®

Virginia

Smith-Midland® Corp.
Midland; J-J Hooks®, Buildings, SlenderWall®, Farm Products, Beach Prisms™

West Virginia

Eastern Vault Company
Princeton; J-J Hooks®

Canada

Alberta

Pembina Precast Structures
Entwistle; Easi-Set® Buildings

Nova Scotia

The Shaw Group
Lantz; J-J Hooks®

Ontario

Hy-Grade Precast Concrete
St. Catharines; Buildings, J-J Hooks®

Quebec

Bétons Préfabriqués Du Lac Inc.
Alma; SlenderWall®

Béton Provincial
Quebec City; Beach Prisms™

Lecuyer Et Fils Ltee
St. Remi; Easi-Set® Buildings

Mexico

Opticretos, S.A. de C.V.
Monterrey; SlenderWall®

Australia

Australian Road Barriers
Victoria; J-J Hooks®

Belgium

Oude Firma DeClercq Ed
Gent; J-J Hooks®

New Zealand

B.S. Developments, Ltd.
Auckland; J-J Hooks®

"Concrete Connection" is published quarterly for the benefit of our licensed producer-partners, their staff, our suppliers, team members and selected interested parties. It is available in both print and electronic form. - **Moffette Tharpe, Managing Director**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report under Section 13 or 15(d) of
the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007

Commission File Number 1-13752

SMITH-MIDLAND CORPORATION
(Name of Registrant as Specified in its Charter)

Delaware	54-1727060
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
P.O. Box 300, 5119 Catlett Road, Midland, Virginia	22728
(Address of Principal Executive Offices)	(Zip Code)

(540) 439-3266
(Registrant's Telephone Number, Including Area Code)

Securities Registered Under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	Boston Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Exchange Act:

Common Stock, $.01 par value per share
(Title of Class)

Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes ☐ No ☒

Indicate by check mark whether the issuer: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated Filer	☐	Accelerated filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the shares of Common Stock, held by non-affiliates, based upon the closing price for such stock on June 30, 2007, was $ 10,039,171.

As of April 10, 2008, the Company had outstanding 4,629,962 shares of Common Stock, $.01 par value per share.

<u>Documents Incorporated By Reference</u>

None.

FORWARD-LOOKING STATEMENTS

This Annual Report and related documents include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements expressed or implied by such forward looking statements not to occur or be realized. Such forward looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Potential risks and uncertainties include, among other things, such factors as:

- our high level of indebtedness and ability to satisfy the same,
- the continued availability of financing in the amounts, at the times, and on the terms required, to support our future business and capital projects,
- the extent to which we are successful in developing, acquiring, licensing or securing patents for proprietary products,
- changes in economic conditions specific to any one or more of our markets (including the availability of public funds and grants for construction),
- changes in general economic conditions,
- adverse weather which inhibits the demand for our products,
- our compliance with governmental regulations,
- the outcome of future litigation,
- on material construction projects, our ability to produce and install product that conforms to contract specifications and in a time frame that meets the contract requirements ,
- the cyclical nature of the construction industry,
- our exposure to increased interest expense payments should interest rates change
- the Board of Directors, which is composed of four members, has only one outside, independent director,
- the Company does not have an audit committee, the Board of Directors functions in that role,
- the Company's Board of Directors does not have a member that qualifies as an audit committee financial expert as defined in the regulations,
- the Company has experienced a high degree of employee turnover, and
- the other factors and information disclosed and discussed in other sections of this report.

Investors and shareholders should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

General

Smith-Midland Corporation (the "Company") invents, develops, manufactures, markets, leases, licenses, sells, and installs a broad array of precast concrete products for use primarily in the construction, utilities and farming industries. The Company's customers are primarily general contractors and federal, state, and local transportation authorities located in the Mid-Atlantic, Northeastern, and Midwestern regions of the United States. The Company's operating strategy has involved producing innovative and proprietary products, including Slenderwall ™ , a patented, lightweight, energy efficient concrete and steel exterior wall panel for use in building construction; J-J Hooks ™ Highway Safety Barrier, a patented, positive-connected highway safety barrier; Sierra Wall, a sound barrier primarily for roadside use; and Easi-Set® transportable concrete buildings, also patented. In addition, the Company produces custom order precast concrete products with various architectural surfaces, as well as, generic highway sound barriers, utility vaults, and farm products such as cattleguards and water and feed troughs.

The Company was incorporated in Delaware on August 2, 1994. Prior to a corporate reorganization completed in October 1994, the Company conducted its business primarily through Smith-Midland Virginia, which was incorporated in 1960 as Smith Cattleguard Company, a Virginia corporation, and which subsequently changed its name to Smith-Midland Corporation in 1985. The Company's principal offices are located at 5119 Catlett Road, Midland, Virginia 22728 and its telephone number is (540) 439-3266. As used in this report, unless the context otherwise requires, the term the "Company" refers to Smith-Midland Corporation and its subsidiaries. The Company's wholly owned subsidiaries consist of Smith-Midland Corporation, a Virginia corporation; Smith-Carolina Corporation, a North Carolina corporation; Easi-Set Industries, Inc., a Virginia corporation; Concrete Safety Systems, Inc., a Virginia corporation; and Midland Advertising and Design, Inc., a Virginia corporation doing business as Ad Ventures and Smith-Columbia Corporation, a South Carolina corporation.

Market

The Company's market primarily consists of general contractors performing public and private construction contracts, including the construction of commercial buildings, public and private roads and highways, and airports; municipal utilities; and federal, state, and local transportation authorities, primarily located in the Mid-Atlantic, Northeastern, and Midwestern states. Due to the lightweight characteristics of the Slenderwall ™ exterior cladding system, the Company has expanded its competitive service area into the Midwestern and Southeastern states. The Company also licenses its proprietary products to precast concrete manufacturers nationwide and internationally in Canada, Belgium, New Zealand, Australia, Mexico, Spain, and Chile.

The precast concrete products market is affected by the cyclical nature of the construction industry. In addition, the demand for construction varies depending upon weather conditions, the availability of financing at reasonable interest rates, overall fluctuations in the national and regional economies, past overbuilding, labor relations in the construction industry, and the availability of material and energy supplies. A substantial portion of the Company's business is derived from local, state, and federal building projects, which are further dependent upon budgets and, in many cases, voter-approved bonds.

Products

Precast concreter products are cast at a manufacturing facility and delivered to a site for installation, as contrasted to ready-mix concrete, which is produced in a "batch plant," put into a mixer truck where it is mixed thoroughly and delivered to a construction site to be poured and set at the site. Precast concrete products are used primarily as parts of buildings or highway structures, and may be used architecturally, as in a decorative wall of a building, or structurally. Structural uses include building walls, frames, floors, or roofs. The Company currently manufactures and sells a wide variety of products for use in the construction, transportation and utility industries.

Easi-Set Slenderwall ™ Lightweight Construction Panels

Each Slenderwall ™ system is a prefabricated, energy-efficient, lightweight exterior cladding system that is offered as a cost-effective alternative to the traditional, piecemeal construction of the exterior walls of buildings. The Company's Slenderwall system combines the essential components of a wall system into a single unit ready for interior dry wall mounting immediately upon installation. The base design of each Slenderwall € panel consists of a galvanized or stainless steel stud frame with an exterior sheath of approximately two-inch thick, steel-reinforced, high-density, precast concrete, with various available architectural surfaces. The exterior concrete sheath is attached to the interior frame by strategically placed epoxy coated steel connectors that suspend the exterior concrete approximately one-half inch away from the steel frame.

Slenderwall ™ panels are approximately one-half the weight of brick walls of equivalent size, permanence and durability, and are also significantly improved as to permance and durability. The lighter weight translates into reduced construction costs resulting from less onerous structural and foundation requirements as well as lower shipping costs. Additional savings result from reduced installation time and ease of erection and from the use of smaller cranes for installation.

The Company custom designs and manufactures each Slenderwall ™ exterior cladding system. The exterior of the Slenderwall ™ system can be produced in a variety of attractive architectural finishes, such as concrete, exposed stone, granite or thin brick.

Easi-Set Sierra Wall ™

The Easi-Set Sierra Wall ™ (the "Sierra Wall") combines the strength and durability of precast concrete with a variety of finishes to provide an effective and attractive sound and sight barrier for use around residential, industrial, and commercial properties and alongside highways.

With additional reinforcement, the Sierra Wall ™ can also be used as a retaining wall to retain earth in both highway and residential construction. The Sierra Wall ™ is typically constructed of four-inch thick, steel-reinforced concrete panels that are securely joined at an integral column by a tongue and groove connection system. This tongue and groove connection system makes the Sierra Wall ™ easy to install and move if boundaries change or highways are relocated after the completion of a project.

The Company custom designs and manufactures each Sierra Wall ™ to conform to the specifications provided by the contractor. The width, height, strength, and exterior finish of each wall vary depending on the terrain and application. The Company also produces post and panel design sound barrier wall systems. These systems are constructed of steel or precast concrete columns (the Company manufactures the precast columns) with precast concrete panels which slide down into the groove in each column. In the past, the Company utilized sound absorbing materials from Durisol Resources, Inc. in the construction of these soundwalls, but the Company chose to discontinue its relationship with Durisol in order to pursue several alternative sound absorptive systems.

The Sierra Wall ™ is used primarily for highway projects as a noise barrier as well as for residential purposes, such as privacy walls between homes, security walls or windbreaks, and for industrial or commercial purposes, such as to screen and protect shopping centers, industrial operations, institutions or highways. The variety of available finishes enables the Company to blend the Sierra Wall ™ with local architecture, creating an attractive, as well as functional, barrier.

Easi-Set J-J Hooks ™ Highway Safety Barrier

The Easi-Set J-J Hooks ™ highway safety barrier (the "J-J Hooks Barrier") is a crash-tested and patented, positively connected, safety barrier that the Company sells, rents, delivers, installs and licenses for use on roadways to separate lanes of traffic, either temporarily for construction work zone purposes or permanently for traffic control. Barriers are deemed to be positively connected when the connectors on each end of the barrier sections are interlocked with one another. The J-J Hooks Barriers interlock without the use of a separate locking device. The primary advantage of a positive connection is that a barrier with such a connection can withstand vehicle crashes at higher speeds without separating. The Federal Highway Administration (the "FHWA") requires that states use only positively connected barriers, which meet NCHRP-350 test level 3 crash test requirements. J-J Hooks Barrier meets the requirements and is NCHRP-350 approved. The Company has recently filed for a provisional patent which contains a modified and improved J-J Hooks connection system. It describes a taller Hook coupled with deflection limitation blocks which will improve the J-J Hooks connection performance.

The proprietary feature of the J-J Hooks Barrier is the design of its positive connection. Protruding from each end of a J-J Hooks Barrier section is a fabricated bent steel connector, rolled in toward the end of the barrier (it resembles the letter "J" when viewed from directly above). The connector protruding from each end of the barrier is rolled identically so that when one end of a barrier faces the end of another, the resulting "hooks" face each other. To connect one section of a

J-J Hooks Barrier to another, a contractor merely positions the hook of an elevated section of the barrier above the hook of a set section and lowers the elevated section into place. The positive connection is automatically engaged.

The Company believes that the J-J Hooks Barrier connection design is superior to those of earlier highway safety barriers that were positively connected through the "eye and pin" technique. Barriers incorporating this technique have eyes or rings protruding from each end of the barrier, which must be aligned during the setting process. Once set, a crew inserts pins through the eyes and bolts the barrier sections together. Compared to this technique, the J-J Hooks Barrier is easier and faster to install and remove, requires a smaller crew, and eliminates the need for loose hardware to make the connection.

In November 1990, the FHWA approved the J-J Hooks Barrier for use on federally aided highway projects following the successful completion of crash testing based on criteria from the National Cooperative Highway Research Program. The J-J Hooks Barrier has also been approved for use in state funded projects by 39 states, plus Washington, D.C. and Puerto Rico. The Company is in various stages of the application process in 11 states and believes that approval in some of the states will be granted; however no assurance can be given that approval will be received from any or all of the remaining states or that such approval will result in the J-J Hooks Barrier being used in such states. In addition, the J-J Hooks Barrier has been approved by the appropriate authorities for use in the countries of Canada, Australia, New Zealand, Spain, Portugal, Belgium, Germany and Chile.

Easi-Set Precast Building and Easi-Span ™ Expandable Precast Building

The Easi-Set Precast Building is a transportable, prefabricated, single-story, concrete utility building designed to be adaptable to a variety of uses ranging from housing communications operations, traffic control systems, mechanical and electrical stations, to inventory or supply storage, restroom facilities or kiosks. The Easi-Set Precast Building is available in a variety of exterior finishes and in five standard sizes, or it can be custom sized. The roof and floor of each Easi-Set Precast Building are manufactured using the Company's patented post-tensioned system, which helps seal the buildings against moisture. As a freestanding unit, the Easi-Set Precast Building requires no poured foundations or footings and can be easily installed within a few hours. After installation the building can be moved, if desired, and reinstalled in a new location.

The Company also offers Easi-Span ™ , a line of expandable precast concrete buildings. Easi-Span ™ is identical to and incorporates the technology of the Easi-Set Precast Building, but is available in larger sizes and, through its modular construction, can be combined in varied configurations to permit expansion capabilities.

The Company has sold its Easi-Set and Easi-Span ™ Precast Buildings for the following uses:

- *Communications Operations* -- to house fiber optics regenerators, switching stations and microwave transmission shelters, cellular phone sites, and cable television repeater stations.

- *Government Applications* -- to federal, state and local authorities for uses such as weather and pollution monitoring stations; military storage, housing and operations; park vending enclosures; rest rooms; kiosks; traffic control systems; school maintenance and athletic storage; airport lighting control and transmitter housing; and law enforcement evidence and ammunition storage.

- *Utilities Installations* -- for electrical switching stations and transformer housing, gas control shelters and valve enclosures, water and sewage pumping stations, and storage of contaminated substances or flammable materials which require spill containment.

- *Commercial and Industrial Locations* -- for electrical and mechanical housing, cemetery maintenance storage, golf course vending enclosures, mechanical rooms, rest rooms, emergency generator shelters, gate houses, automobile garages, hazardous materials storage, food or bottle storage, animal shelters, and range houses.

Easi-Set Utility Vault

The Company produces a line of precast concrete underground utility vaults ranging in size from 27 to 1,008 cubic feet. Each Easi-Set utility vault normally comes with a manhole opening on the top for ingress and egress and openings around the perimeter, in accordance with the customer's specifications, to access water and gas pipes, electrical power lines, telecommunications cables, or other such media of transfer. The utility vaults may be used to house equipment such as cable, telephone or traffic signal equipment, and for underground storage. The Company also manufactures custom-built utility vaults for special needs.

Beach Prisms ™

In 2006, the Company began production and launched full-scale advertising and promotional efforts for its newest product, Beach Prisms™, a shoreline erosion control product that uses the preferred natural "soft" approach as opposed to the "hard" approach of seawalls and jetties, to solve this worldwide problem. This product is expected to provide a higher margin than many of the Company's other products lines. Beach Prisms™ work by reducing the amount of energy in incoming waves before the waves reach the shoreline. Waves pass through the specially designed slots in the triangular 3 - 4 foot tall by 10 foot long Beach Prisms™. The success of a Beach Prisms ™ installation is dependent on the prevailing wind in relation to the shoreline, the tides, the fetch and the availability of sand in the surf. Beach Prisms ™ are for river- and bay-front property owners who want an alternative to traditional armor stone, or groins and jetties.

The Company is currently accepting orders with deposits for the Beach Prism product, and the Company is working with the states of Virginia and Maryland to secure approval of each state's environmental agency. Such approval is taking longer than expected, but approval is anticipated.

H2Out ™

In 2006, the Company completed research and development and a patent application was submitted to the US Patent Office for H2Out™, the first "in the caulk joint" secondary drainage and street level leak detection product for panelized exterior cladding. A second line of caulking and drainage strip located behind the exterior line of caulking exits all water leakage to the exterior of the building preventing moisture and mold, and hence detering lawsuits from tenants and owners of buildings. H2Out™ is currently ready for production and implementation and the Company has received many inquiries for this new innovative product. This product is expected to become a significant value-added option to the Company's Slenderwall product line.

Although the Company is optimistic about the success of Beach Prisms ™and H2Out™, there can be no assurance of the commercial acceptance of these products.

Sources of Supply

All of the raw materials necessary for the manufacture of the Company's products are available from multiple sources. To date, the Company has not experienced significant delays in obtaining materials and believes that it will continue to be able to obtain required materials from a number of suppliers at commercially reasonable prices.

Licensing

The Company presently grants licenses, through its wholly-owned subsidiary Easi-Set Industries, for the manufacturing and distribution rights of certain proprietary products, such as the J-J Hooks barrier, Easi-Set ™ and Easi-Span ™ Precast Buildings, Slenderwall ™ and Beach Prisms ™ as well as certain non-proprietary products, such as the Company's cattleguards, and water and feed troughs. Generally, licenses are granted for a point of manufacture. The Company receives an initial one-time license administration and training fee ranging from approximately $25,000 to $50,000. License royalties vary depending upon the product licensed, but the range is typically from 4% to 6% of the net sales of the licensed product. In addition, Easi-Set ™ , Easi-Span ™ and Slenderwall ™ licensees pay the Company a flat monthly fee for co-op advertising and promotion programs. The Company produces and distributes advertising materials and promotes the licensed products through its own advertising subsidiary, Ad Ventures.

The Company has entered into 37 licensing agreements in the United States; has established seven licensees in Canada; one each in Belgium, New Zealand and Mexico; and sub-licensees in Canada and Australia, for a total of 49 total licensees worldwide.

The Company is currently negotiating several new license arrangements and, although no assurance can be given, expects to increase its licensing activities. Additional licensees were added in 2007 with initial licensee fees amounting to approximately $125,000, compared to $65,000 for 2006.

Marketing and Sales

The Company uses an in-house sales force and, to a lesser extent, independent sales representatives to market its precast concrete products through trade show attendance, sales presentations, advertisements in trade publications, and direct mail to end users.

The Company has also established a cooperative advertising program in which the Company and its Easi-Set and Easi-Span licensees combine resources to promote certain precast concrete products. Licensees pay a flat monthly fee and the Company pays any additional amounts required to advertise the products across the country. Although the Company advertises nationally, the Company's marketing efforts are concentrated on the region within a 250-mile radius from its facilities, which includes most of Virginia, Delaware, the District of Columbia, Maryland, North Carolina, South Carolina, and parts of Pennsylvania, New York, New Jersey and West Virginia.

The Company's sales result primarily from the submission of estimates or proposals to general contractors who then include the estimates in their overall bids to various government agencies and other end users that solicit construction contracts through a competitive bidding process. In general, these contractors solicit and obtain their construction contracts by submitting the most attractive bid to the party desiring the construction. The Company's role in the bidding process is to provide estimates to the contractors desiring to include the Company's products or services in the contractor's bid. If a contractor who accepts the Company's bid is selected to perform the construction, the Company provides the agreed upon products or services. In many instances, the Company provides estimates to more than one of the contractors bidding on a single project. The Company also occasionally negotiates with and sells directly to end-users.

Competition

The precast concrete industry is highly competitive and consists of a few large companies and many small to mid-size companies, several of which have substantially greater financial and other resources than the Company. Nationally, several large companies dominate the precast concrete market. However, due to the weight and costs of delivery of precast concrete products, competition in the industry tends to be limited by geographical location and distance from the construction site and is fragmented with numerous manufacturers in a large local area.

The Company believes that the principal competitive factors for its products are price, durability, ease of use and installation, speed of manufacture and delivery time, ability to customize, FHWA and state approval, and customer service. The Company believes that its plants in Midland, Virginia and Reidsville, North Carolina compete favorably with respect to each of these factors in the Northeast and Mid-Atlantic regions of the United States and also in the newly added markets in the Midwest and Southeast. Finally, the Company believes it offers a broad range of products that are very competitive in these markets.

Patents and Proprietary Information

The Company holds U.S. and Canadian patents for the J-J Hooks® Barrier and the Easi-Set® Precast Building, and a U.S. patent for the Slenderwall™ exterior cladding system. The European patent for J-J Hooks Barrier was allowed in December 1997 and has been registered in eleven European countries. The earliest of the issued patents considered material to the Company's business will expire in 2009. The Company also owns three U.S. registered trademarks (Easi-Set® , Smith Cattleguard®, and Smith-Midland Excellence in Precast Concrete ®) and one Canadian registered trademark (Easi-Set ®).

While the Company intends to vigorously enforce its patent rights against infringement by third parties, no assurance can be given that the patents or the Company's patent rights will be enforceable or provide the Company with meaningful protection from competitors or that its patent applications will be allowed. Even if a competitor's products were to infringe patents held by the Company, enforcing the patent rights in an enforcement action would be very costly, and assuming the Company has sufficient resources, would divert funds and resources that otherwise could be used in the Company's operations. No assurance can be given that the Company would be successful in enforcing such rights, that the Company's products or processes do not infringe the patent or intellectual property rights of a third party, or that if the Company is not successful in a suit involving patents or other intellectual property rights of a third party, that a license for such technology would be available on commercially reasonable terms, if at all.

Government Regulation

The Company frequently supplies products and services pursuant to agreements with general contractors who have entered into contracts with federal or state governmental agencies. The successful completion of the Company's obligations under such contracts is often subject to the satisfactory inspection or approval of such products and services by a representative of the contracting agency. Although the Company endeavors to satisfy the requirements of each such contract to which it is a party, no assurance can be given that the necessary approval of its products and services will be granted on a timely basis or at all and that the Company will receive any payments due to it. Any failure to obtain such approval and payment may have a material adverse effect on the Company's business.

The Company's operations are subject to extensive and stringent governmental regulations including regulations related to the Occupational Safety and Health Act (OSHA) and environmental protection. The Company believes that it is substantially in compliance with all applicable regulations. The cost of maintaining such compliance is not considered by the Company to be significant.

The Company's employees in its manufacturing division operate complicated machinery that may cause substantial injury or death upon malfunction or improper operation. The Company's manufacturing facilities are subject to the workplace safety rules and regulations of OSHA. The Company believes that it is in compliance with the requirements of OSHA.

During the normal course of its operations, the Company uses and disposes of materials, such as solvents and lubricants used in equipment maintenance, that are classified as hazardous by government agencies that regulate environmental quality. The Company attempts to minimize the generation of such waste as much as possible, and to recycle such waste where possible. Remaining wastes are disposed of in permitted disposal sites in accordance with applicable regulations.

In the event that the Company is unable to comply with the OSHA or environmental requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

Employees

As of March 30, 2008, the Company had 127 full-time and 8 part-time employees, 119 of which are located at the Company's Midland Virginia facility, and 16 of which are located at the Company's facility located in Reidsville, North Carolina. None of the Company's employees are represented by labor organizations and the Company is not aware of any activities seeking such organization. The Company considers its relationships with its employees to be satisfactory.

Item 2. Property

Facilities

The Company operates two manufacturing facilities. The primary manufacturing operations are conducted in a 44,000 square foot manufacturing plant on approximately 22 acres of land in Midland, Virginia, of which the Company owns approximately 19 acres and three acres are leased from Rodney I. Smith, the Company's President, at an annual rental rate of $24,000. The manufacturing facility houses two concrete mixers and one concrete blender. The plant also includes two environmentally controlled casting areas, two batch plants, a form fabrication shop, a welding and metal fabrication facility, a carpentry shop, and a quality control center. The Company's Midland facility also includes a large storage yard for inventory and stored materials.

The Company's second manufacturing facility is located in Reidsville, North Carolina on nine acres of owned land and includes an 8,000 square foot manufacturing plant and administrative offices.

The Company believes that its present facilities are adequate for its current needs and that they are adequately covered by insurance. Substantially all of the Company's facilities and equipment are used as collateral for long-term notes, which as of December 31, 2007 had a balance of $4.6 million (see "Liquidity and Capital Resources").

Item 3. Legal Proceedings

The Company is not presently involved in any litigation of a material nature.

Item 4. Submission of Matters to Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

The Company's Common Stock trades on the Boston Stock Exchange and on the OTC Bulletin Board System under the symbol "SMID".

As of April 14, 2008, there were approximately 69 record holders of the Company's Common Stock. Management believes there are at least 400 beneficial owners of the Company's Common Stock.

The following table sets forth the high and low closing prices on the OTC Bulletin Board System for the Company's Common Stock for the periods indicated. Such information was obtained from Yahoo Finance. These market quotations reflect inter-dealer prices, without retail markup, markdown, or commission.

	High		Low	
2007				
First Quarter	**$**	**2.10**	**$**	**1.65**
Second Quarter	**$**	**2.35**	**$**	**1.40**
Third Quarter	**$**	**2.48**	**$**	**1.80**
Fourth Quarter	**$**	**2.35**	**$**	**1.60**
2006				
First Quarter	$	3.40	$	2.50
Second Quarter	$	3.20	$	2.22
Third Quarter	$	2.92	$	1.21
Fourth Quarter	$	2.45	$	1.36

Dividends

The Company has not paid dividends on its Common Stock since its inception and may not pay any dividends to its stockholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Company's current loan agreement with Greater Atlantic Bank prohibits the payment of dividends to stockholders without the bank's prior written consent, except for dividends paid in shares of the Company's Common Stock.

Shareholder Rights Plan

The Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan") in January 2003. Under the Plan, preferred stock purchase rights (each, a "Right") were distributed as a dividend at the rate of one Right for each share of Common Stock outstanding as of the close of business on February 11, 2003 and automatically attach to shares issued thereafter. Each Right entitles the holder to purchase one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $8.00 (the "Exercise Price") per Right. In general, the Rights will be exercisable if a person or group ("Acquiring Person") becomes the beneficial owner of 15% or more of the outstanding Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock of the Company. When the Rights become exercisable, a holder, other than the Acquiring Person, will have the right to receive upon exercise Common Stock having a value equal to two times the Exercise Price of the Right. If, after the Rights become exercisable, the Company is acquired in a merger or similar transaction, each Right will entitle the holder thereof, other than the Acquiring Person, to purchase, at the Exercise Price, shares of the acquiring corporation having a value equal to two times the Exercise Price of the Right. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock of the Company, the Board of Directors of the Company may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person. The Board of Directors will in general be entitled to redeem the Rights for $.001 per Right at any time prior to any person or group becoming an Acquiring Person. The Rights will expire on January 20, 2013.

Item 6 Selected Financial Data

Not applicable.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company (including the Notes thereto) included elsewhere in this report.

The Company generates revenues primarily from the sale, shipping, licensing, leasing and installation of precast concrete products for the construction, utility and farming industries. The Company's operating strategy has involved producing innovative and proprietary products, including Slenderwall ™ , a patented, lightweight, energy efficient concrete and steel exterior wall panel for use in building construction; J-J Hooks Highway Safety Barrier, a patented, positive-connected highway safety barrier; Sierra Wall, a sound barrier primarily for roadside use; and transportable concrete buildings. In addition, the Company produces utility vaults; farm products such as cattleguards, and water and food troughs; and custom order precast concrete products with various architectural surfaces.

Overview

The Company experienced a change in the mix of its project-type sales between Slenderwall and soundwall contracts, and a significant increase in the sale of highway barriers and in royalty income during 2007. This change in mix and increased production helped reduce the costs associated with per unit production, and shipping and installation.

Results of Operations

Year ended December 31, 2007 compared to the year ended December 31, 2006

In June 2006, the Company entered into a non-binding letter of intent to purchase a manufacturing facility in Columbia, South Carolina and, pursuant to a month to month operating and rental agreement, began operating the plant, on an interim basis, while completing the due diligence and acquisition activities. For the period from July 1, 2006 to December 31, 2006, the Company reported a pre-tax net loss on operations for the Columbia plant of $362,930. On March 14, 2007, the Company terminated the agreement and ended negotiations to purchase the facility. As a result of this decision, the Company recorded a total pre-tax loss of $613,374 in 2006, which included the loss from operations of $362,930 and expensing capitalized acquisition related costs and other costs incurred for the potential acquisition. The Company recorded an additional pretax loss in 2007 of $72,234 related to termination of the agreement.

Overall, the Company's performance improved significantly in 2007 with a net income of $1,252,360 as compared to net loss of $815,812 for 2006.

For the year ended December 31, 2007, the Company had total revenue of $31,520,637 compared to total revenue of $29,362,245 for the year ended December 31, 2006, an increase of $2,158,392, or 7%. Sales include revenues from product sales, royalty income, barrier rental income, installation income and shipping income. Total product sales were $24,078,395 for the year ended December 31, 2007, compared to $22,329,134 for the same period in 2006, an increase of $1,749,261, or 8%. Slenderwall ™ sales decreased by $3,644,978, or 66%, in 2007 from $5,501,131 in 2006. Soundwall sales increased by $2,463,922, or 117%, in 2007 from $2,112,745 in 2006. Easi-Set building sales increased by $245,450, or 11%, in 2007 as compared to 2006. Utility product sales increased $986,512 or 28%, in 2007 as compared to 2006. Barrier sales increased $2,942,730, or 116% in 2007 from $2,532,371 in 2006. Management expects Soundwall, barrier and utility products sales to be strong in 2008. Though the outlook for the construction activity in the Company's primary service areas is expected to be strong in 2008, no assurance can be given.

Barrier rental revenue increased to $488,753 for the year ended December 31, 2007 from $400,176 for the year ended December 31, 2006, an increase of $88,577, or 22%. The increase was mostly due to increased highway construction activity. Shipping and installation revenue was $ 5,198,166 for the year ended December 31, 2007 and $5,505,814 for the same period in 2006, a decrease of $307,648, or 6%. The decrease is due primarily to timing and mix of the Company's products from year to year. Normal shipping and installation activity is highly cyclical in nature and fluctuates based on our customers' schedules. Royalty revenue totaled $1,755.323 for the year ended December 31, 2007, compared to $1,127,121 for the same period in 2006. The increase of $628,092, or 55%, was due primarily to barrier royalty income. The Company signed five new licensees during 2007.

Highway construction activity remained strong, while building construction activity moderated in 2007 in the Company's primary markets, which was in line with the general economic condition in the area. The Company's unfilled order backlog for products increased during 2007. This was due primarily to the increased demand for highway barriers and soundwall. The Company's bid activity remained high through the first quarter 2008. The Company's management expects to aggressively pursue opportunities to continue to increase the backlog during 2008, although no assurances can be given.

Total cost of goods sold for the year ended December 31, 2007 was $23,861,906, a decrease of $888,608, or 4%, from $24,750,514 for the year ended December 31, 2006. Total cost of goods sold, as a percentage of total revenue, decreased to 76% for the year ended December 31, 2007 from 84% for the year ended December 31, 2006. The decrease in cost of goods sold as a percentage of total revenue was due mostly to approximately $887,767 in reduced Direct Labor Cost of Sales plus a reduction in product costs and greater than normal Slenderwall-related installation charges in 2006. The Company also had product repair and project-related charges were recorded in accrued liabilities for the Company as of December 31, 2006. These decreases were partially offset by residual effects from higher fuel costs.

For the year ended December 31, 2007, the Company's general and administrative expenses decreased $332,951, or 10%, to $3,167,593 from $3,500,544 during the same period in 2006. The decrease related mostly to general and administrative expense in 2006 of $314,146 which was recognized due to the Company terminating the Columbia agreement for acquisition. No guarantee can be made that 2008 will improve over 2007. General and administrative expense as a percentage of total revenue decreased to 10.0% for the year ended December 31, 2007, from 11.9% for the year ended December 31, 2006.

Selling expenses for the year ended December 31, 2007 decreased $46,951, or 2%, to $1,942,684 from $1,989,636 for the year ended December 31, 2006. The decrease was primarily due to management's decision to more aggressively use existing resources across product lines for more effective results.

The Company had an operating profit for the year ended December 31, 2007 of $2,548,453 compared to operating loss of $878,449 for the year ended December 31, 2006, an increase of $3,426,902. The increased operating income was primarily the result a change in product mix from Slenderwall sales to Soundwall, increased highway barrier sales, and increased royalty income. Contributing to the improved performance was the recognition in 2006 of the termination of the Columbia agreement, with substantially all the resultant expenses in 2006.

Interest expense was $430,048 for the year ended December 31, 2007, compared to $396,509 for the year ended December 31, 2006. The increase of $33,539, or 8%, was due primarily to new equipment loans added over the past 12 months.

The Company had an income tax expense of $876,000 for the year ended December 31, 2007 compared to income tax benefit of $444,000 for the year ended December 31, 2006.

The Company had net income of $1,252,360 for the year ended December 31, 2007, compared to a net loss of $815,812 for the same period in 2006. Basic and diluted net income per share for 2007 was $.27 and $.26, respectively, compared to basic and diluted net loss per share of $.18 for the year ended December 31, 2006 with 4,646,733 basic and 4,793,715 diluted weighted average shares outstanding in the 2007 period and 4,621,513 basic and diluted weighted average shares outstanding in the 2006 period.

Liquidity and Capital Resources

The Company has financed its capital expenditures and operating requirements in 2007 primarily with proceeds provided by operating activities and proceeds from long-term borrowings..

The Company has a $3,168,126 note with Greater Atlantic Bank (the "Bank"), headquartered in Reston, Virginia. The note had an original term of twenty-three years beginning on June 25, 1998 with an interest rate of .5% above prime, secured by equipment and real estate. The loan is guaranteed in part by the U.S. Department of Agriculture Rural Business-Cooperative Service's loan guarantee. Under the terms of the note, the Bank will permit chattel mortgages on purchased equipment not to exceed $250,000 for any one individual loan so long as the Company is not in default. Also, the Company is limited to $600,000 for annual capital expenditures. At December 31, 2007, the Company was in compliance with all covenants except for a required waiver obtained for new capital leases in excess of the $250,000 limit.

The Company has a second note payable with Greater Atlantic Bank in the amount of $253,317. The note bears interest at the 5-year Treasury rate plus 3.25%, matures on October 15, 2010, and is collateralized by a second priority lien on all accounts receivable, inventory and certain other assets of the Borrower.

The Company also has a $1,500,000 line of credit with Greater Atlantic Bank of which there was $200,000 outstanding balance at December 31, 2007. The line matures June 15, 2008, bears interest at the prime rate, as published by the Wall Street Journal, and is collateralized by a second priority lien on all accounts receivable, inventory, and certain other assets of the Company.

At December 31, 2007, the Company had cash totaling $282,440 compared to cash totaling $482,690 at December 31, 2006. During 2007, the Company's operating activities provided $838,207 due mainly to the profit in operations and royalty revenues. During 2007, investing activities absorbed $559,571 primarily for the purchase of equipment. During 2007, financing activities provided $478,847 in cash, which resulted mainly from proceeds from new notes used to purchase new equipment, cranes, and tractors, offset by payments made on borrowings.

Capital spending increased to $1,097,821 in 2007, from $901,142 in 2006, including capital leases totaling $518,250 for a crane and a forklift for precast operations, other equipment and rental barriers, plus various improvements in the plant and the existing infrastructure. In 2008, the Company intends to continue to make capital improvements including upgrades to its shipping equipment and batch plants as necessary in 2008.

As a result of the Company's debt burden, the Company is especially sensitive to changes in the prevailing interest rates. Increases in such interest rates may materially and adversely affect the Company's ability to finance its operations either by increasing the Company's cost to service its current debt, or by creating a more burdensome refinancing environment.

The Company's cash flow from operations is affected by production schedules set by contractors, which generally provide for payment 45 to 75 days after the products are produced. This payment schedule has resulted in liquidity problems for the Company because it must bear the cost of production for its products before it receives payment. Although no assurance can be given, the Company believes that anticipated cash flow from operations with adequate project management on jobs would be sufficient to finance the Company's operations and necessary capital expenditures for at least the next 12 months.

Significant Accounting Policies and Estimates

The Company's significant accounting policies are more fully described in its Summary of Accounting Policies to the Company's consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted within the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related notes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below, however, application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and as a result, actual results could differ from these estimates.

The Company evaluates the adequacy of its allowance for doubtful accounts at the end of each quarter. In performing this evaluation, the Company analyzes the payment history of its significant past due accounts, subsequent cash collections on these accounts and comparative accounts receivable aging statistics. Based on this information, along with other related factors, the Company develops what it considers to be a reasonable estimate of the uncollectible amounts included in accounts receivable. This estimate involves significant judgment by the management of the Company. Actual uncollectible amounts may differ from the Company's estimate.

The Company recognizes revenue on the sale of its standard precast concrete products at shipment date, including revenue derived from any projects to be completed under short-term contracts. Installation services for precast concrete products, leasing and royalties are recognized as revenue as they are earned on an accrual basis. Licensing fees are recognized under the accrual method unless collectibility is in doubt, in which event revenue is recognized as cash is received. Certain sales of Soundwall, Slenderwall, and other architectural concrete products are recognized upon completion of units produced under long-term contracts. When necessary, provisions for estimated losses on these contracts are made in the period in which such losses are determined. Changes in job performance, conditions and contract settlements that affect profit are recognized in the period in which the changes occur. Unbilled trade accounts receivable represents revenue earned on units produced and not yet billed.

Seasonality

The Company services the construction industry primarily in areas of the United States where construction activity may be inhibited by adverse weather during the winter. As a result, the Company may experience reduced revenues from December through February and realize the substantial part of its revenues during the other months of the year. The Company may experience lower profits, or losses, during the winter months, and as such, must have sufficient working capital to fund its operations at a reduced level until the spring construction season. The failure to generate or obtain sufficient working capital during the winter may have a material adverse effect on the Company.

Inflation

Management believes that the Company's operations were not materially affected by inflation in 2007, except for the effect of increased fuel prices, which affected the cost of some raw materials and delivery costs of manufactured products.

Other Comments

As of March 28, 2008 the Company's production backlog was approximately $15,700,000 (unaudited) as compared to approximately $8,100,000 (unaudited) at the same time in 2007. The Company has seen a significant increase in its Soundwall and structural product sales, including barrier and utility vaults, which have traditionally been some of the Company's more profitable product lines. The majority of the projects relating to the backlog as of March 28, 2008 are scheduled to be produced and erected during 2008. The Company also has projects equal to approximately $1,400,000 (unaudited) of additional production for which the Company has received letters of intent. The Company traditionally does not include projects in its production backlog calculation until the customer signs a complete contract. Accordingly, the Company has not included these amounts in its production backlog amount.

The Company also maintains a regularly occurring repeat customer business, which should be considered in addition to the ordered production backlog described above. These orders typically have a quick turn around and represent purchases of a significant portion of the Company's inventoried standard products, such as highway safety barrier, utility and Easi-Set® building products. Historically, this regularly occurring repeat customer business is equal to approximately $7,000,000 (unaudited) annually.

The Company has seen significant increases in the demand and sale of its Soundwall product line, which makes up a significant portion of the Company's current backlog along with the J-J Hooks barrier product line.

However, the risk still exists that current economic conditions may not continue and future sales levels of specific products may be adversely affected. To mitigate these economic and other risks the Company has a broader product offering than most competitors and has historically been a leader in innovation and new product development in the industry. The Company is continuing this strategy through the development, marketing and sales efforts for two still emerging products for the industry:

First, the Company has completed research and development and a patent application has been submitted to the US Patent Office for our new H2Out™, the world's first "in the caulk joint" secondary drainage and street level leak detection product for panelized exterior cladding. A second line of caulking and drainage strip located behind the exterior line of caulking exits all water leakage to the exterior of the building preventing moisture and mold and hence deterring lawsuits from tenants and owners of buildings. H2Out is currently ready for production and implementation and the Company has received many inquiries for this new innovative product.

Second, the Company has begun production and launched advertising and promotional efforts for its newest product, Beach Prisms™, a shoreline erosion control product that uses the preferred natural "soft" approach as opposed to the "hard" approach of seawalls and jetties, to solve this worldwide problem. This product is expected to provide a higher margin than many of the Company's other products lines. Beach Prisms™ are also available for production at all Easi-Set® licensees. At this time, the Company is in the process of securing the approval and support of the appropriate environmental agencies in neighboring states.

Although the Company is optimistic about the success of Beach Prisms ™and H2Out™, there can be no assurance of the commercial acceptance of these products.

The Company is continuing to review the opening of an Engineering Office in the Philippines. This new office would ultimately provide engineering, drafting and design services for all subsidiaries of the Company and its licensees. Once fully operational, the lower cost of such an off-shore engineering office would be expected to contribute to the profitability of the Company and expand overseas opportunities for our licensees.

During the twelve months ended December 31, 2007, increased fuel costs continued to cause the costs of shipping for both raw materials and produced goods to be greater than estimated on some projects. Additionally, various vendors and suppliers continued charging fuel surcharges, which caused some raw materials to cost more than originally estimated in ongoing projects.

Recent Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133 and SFAS No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and simplifies the accounting for those instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard in 2007 did not have a material impact on our financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* . FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes* . Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The adoption of this standard in 2007 did not have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." (SFAS 157). This statement establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to the valuation techniques used to measure fair value into three broad levels. Lastly, SFAS 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, FASB Staff Position (FSP)FAS 157-2 was issured, which defers the effective date of SFAS 157 until January , 2009 for nonfinancial assets and liabilities except those items recognized as disclosed at fair value on an annual or more frequent basis. Management does not expect the adoption of this Statement to have a material impact on the Company's financial statements.

Management does not expect the adoption of this Statement to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with exception for nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS 141 (R), "Business Combinations", to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141 (R) requires a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity to be measured at their fair values as of the acquisition date. SFAS 141 (R) also requires companies to recognize and measure goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141 (R) applies to fiscal years beginning after December 15, 2008 and is adopted prospectively. Earlier adoption is prohibited. Management does not expect the adoption of this statement will have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB 51", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS160 applies to fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. Management does not expect the adoption of this Statement will have a material effect on the Company's results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements, which appear at the back portion of the report, are filed as part of this report:

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.
(T).

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management conducted an initial phase evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), as of December 31, 2007. This initial phase consisted of a top-down approach to risk assessment as provided for by SEC guidance and did not identify any material weaknesses. However, based on the stage of completion of our assessment, in particular, the lack of the testing phase of the operating effectiveness of our internal controls, we cannot conclude that as of December 31, 2007, our internal control over financial reporting was effective.

The Company was unable to complete the testing phase of the operating effectiveness of our internal controls due to the unexpected departure of our Chief Financial Officer and our controller going on medical leave. The Company secured the services provide financial management while the Company aggressively searches for a permanent CFO.

Since the completion of the internal control design phase of our evaluation of the effectiveness of our internal control over financial reporting, we have been working with our consulting firm to develop a plan which will be designed to test the operating effectiveness of our internal controls. We anticipate that this phase of the project will be completed by the end of 2008, in order to be in a position to provide a full and complete evaluation of the effectiveness of our internal control over financial reporting to be filed as part of the Form 10-K filing for the year ending December 31, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to such attestation pursuant to temporary rules of the SEC that require only management's report.

Disclosure controls and procedures

We carried out our evaluation, under the supervision and with the participation of our management, including our chief executive officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on that evaluation and the remaining testing phase to be completed, our principal executive officer and principal financial officer can not conclude that our disclosure controls and procedures as of the end of the period covered by this report, were effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting except as disclosed above.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Certain information with respect to our Directors, executive officers, and a key employee is set forth below..

Name	Age	Director Or Executive Officer Since	Position
Rodney I. Smith	69	1970	Chief Executive Officer, President, and Chairman of the Board of Directors
Ashley B. Smith	45	1994	Vice President of Sales and Marketing and Director
Wesley A. Taylor	60	1994	Vice President of Administration, Secretary, and Director
Andrew G. Kavounis	82	1995	Director
Steve Ott	41	2005	Vice President of Engineering Smith-Midland Corp. (Virginia)

Background

The following is a brief summary of the background of each Director, executive officer and key employee of the Company:

Rodney I. Smith. *Chairman of the Board of Directors, Chief Executive Officer and President.* Rodney I. Smith co-founded the Company in 1960 and became its President and Chief Executive Officer in 1965. He has served on the Board of Directors and has been its Chairman since 1970. Mr. Smith is the principal developer and inventor of the Company's proprietary and patented products. He is the past President of the National Precast Concrete Association. Mr. Smith has served on the Board of Trustees of Bridgewater College in Bridgewater, Virginia since 1986.

Ashley B. Smith. *Vice President of Sales and Marketing and Director* . Ashley B. Smith has served as Vice President of Sales and Marketing of the Company since 1990 and as a Director since 1994. Mr. Smith holds a Bachelor of Science degree in Business Administration from Bridgewater College. Mr. Ashley B. Smith is the son of Mr. Rodney I. Smith.

Wesley A. Taylor. *Vice President of Administration and Director*. Wesley A. Taylor has served as Vice President of Administration of the Company since 1989 and as a Director since 1994, and previously held positions as Controller and Director of Personnel and Administration. Mr. Taylor holds a Bachelor of Arts degree from Northwestern State University.

Andrew Kavounis. *Director* . Andrew Kavounis has served as a Director of the Company since December 1995. Mr. Kavounis was President of Core Development Co., Inc., a privately held construction and development concern, from 1991 until he retired in 1995. From 1989 to 1991, Mr. Kavounis was the Executive Vice President of the Leadership Group, a Maryland based builder and developer. Prior to that time, Mr. Kavounis spent 37 years as an executive at assorted construction and development companies, which included a position as the National Vice President of Ryland Homes, a privately held company, in which capacity he was directly responsible for the construction of 17,000 homes annually, nationwide. Mr. Kavounis received a Bachelor of Science degree in Chemical Engineering from Presbyterian College, a Bachelor of Science degree in Civil and Mechanical Engineering from Wofford College, and a Master's degree in Business Administration from the University of South Carolina.

Steve Ott. *Vice President of Engineering, Smith Midland Corp.(Virginia).* Mr. Ott joined the Company in October 2005. Prior to joining the Company, Mr. Ott served as Engineering Manager for the Shockey Precast Group in Fredericksburg, Virginia from June 2001 to October 2005. Mr. Ott worked at Shockey Precast Group's Winchester plant from 1998 to 2001. From 1991 through 1997 Mr. Ott worked in Belgium for a consulting structural engineering firm and for a precast concrete manufacturer. From 1988 to 1991 Mr. Ott worked at Brandow and Johnston Structural Engineers in Los Angeles California. Mr. Ott holds a Bachelor of Science degree in Structural Engineering from the University of California at San Diego and a Masters of Business Administration from the University of Mary Washington.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) ("Section 16(a)") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires executive officers and Directors and persons who beneficially own more than ten percent (10%) of the Company's Common Stock to file initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 with the Securities and Exchange

Commission (the "Commission") and any national securities exchange on which the Corporation's securities are registered.

Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, Directors and greater than ten percent (10%) beneficial owners were satisfied during 2007 except as follows: (1) Messrs. Rodney Smith, Ashley Smith, Wesley Taylor, and Lawrence Crews (former CFO) filed late by one day the reporting of the grant of stock options and (2) Ashley Smith filed late by one day the reporting of his exercise of stock options and the sale of shares owned.

Code of Ethics

The Company adopted a code of ethics that applies to the principal executive officer, Chief Financial Officer, Controller and persons performing similar functions. The Board of Directors approved the code of ethics at their meeting on December 17, 2003. A copy of the code of ethics was filed as an exhibit to the Company's Form 10-KSB for the year ended December 31, 2003, and a copy may be obtained by requesting one in writing from Secretary, Smith-Midland Corporation, P.O. Box 300, 5119 Catlett Road, Midland, VA 22728.

Audit Committee

The Company does not have an Audit Committee of the Board of Directors; the entire Board of Directors serves the functions of the Audit Committee. No member of the Board of Directors qualifies as an "audit committee financial expert". As a small company, the Company has not had the resources to recruit a person that so qualifies.

Item 11. Executive Compensation.

The following table sets forth the compensation paid by the Company for services rendered for the past two completed fiscal years to the principal executive officer and the Company's most highly compensated executive officers other than the principal executive officer (the "named executive officers") whose cash compensation exceeded $100,000 during 2007:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Rodney I. Smith	2007	99,000	—	—	29,000	—	—	104,400 (4)	232,400
President, Chief Executive Officer and Chairman of the Board.	2006	99,750	16,000	—	30,400	—	—	347,563 (4)	493,713
Ashley B. Smith	2007	117,389	—	—	10,150	—	—	4,923	132,462
VP of Sales and Marketing and Director	2006	104,683	2,508	—	10,640	—	—	5,804	123,635
Wesley A. Taylor	2007	95,200	—	—	10,150	—	—	4,970	110,320
VP of Administration, Secretary, Treasurer, and Director	2006	100,630	3,320	—	10,640	—	—	5,390	119,980

(1) Represents salaries and commissions paid or accrued in 2007 and 2006 for services provided by each named executive officer serving in the capacity listed.

(2) Represents amounts paid and accrued in 2006 for annual performance-based bonuses related to operations in 2006. No annual performance-based bonuses were approved by the Board of Directors for payment in 2007.

(3) The Company used the Black-Scholes option pricing model to determine the fair value of all option grants. All stock options vest on a prorated basis annually over three years from the date of grant.

Stock options granted in 2007 were granted on May 22, 2007, which the Company valued based on the following assumptions:

Dividend Yield (per share)	$	0.00
Volatility		73%
Risk-free Interest Rate		4.42%
Expected Life		6 years

Accordingly, the fair value per option at the date of grant for the options granted in 2007 is $1.45.

(4) For 2006, $242,276 of the amount shown was for a non-cash (except for the portion related to the payment of taxes) payment to Rodney Smith to pay down an officer receivable due the Company, which includes a grossed up amount for income tax consequences. The receivable originated in 1968 and 1969, prior to the Company going public, and included two $30,000 loans to Rodney Smith, in lieu of salary, during two less profitable years. See "Employment Contracts and Termination of Employment and Change in Control Arrangements." In addition, in 2007 and 2006, $99,000 was paid to Mr. Smith for an annual royalty fee paid under his employment agreement.

Executive Officer Outstanding Equity Awards At Fiscal Year-End

The following table sets forth information for the named executive officers regarding any common share purchase options, stock awards or equity incentive plan awards that were outstanding as of December 31, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date
Rodney I. Smith	10,000	—	1.00	7/30/08
	10,000	—	1.00	8/3/08
	20,000	—	0.5625	12/28/09
	20,000	—	0.8000	4/22/11
	80,000	—	0.8100	5/3/11
	20,000	—	1.3900	12/25/11
	20,000	—	0.8300	12/16/13
	13,333	6,667	2.52	9/29/15
	6,667	13,333	2.25	5/21/16
	—	20,000	2.15	5/21/17
TOTAL	200,000	40,000		
Ashley B. Smith	4,800	—	1.00	8/3/08
	7,000	—	0.5625	12/28/09
	10,000	—	0.8000	4/22/11
	10,000	—	1.3900	12/25/11
	10,000	—	0.8300	12/16/13
	6,667	3,333	2.52	9/29/15
	2,333	4,667	2.25	5/21/16
	—	7,000	2.15	5/21/17
TOTAL	50,800	15,000		
Wesley A. Taylor	6,667	—	0.8300	12/16/13
	6,667	3,333	2.52	9/29/15
	2,333	4,667	2.25	5/21/16
	—	7,000	2.15	5/21/17
TOTAL	15,667	15,000		
TOTAL	266,467	70,000		

All stock options vest on a prorated basis annually over three years from the date of grant and expire ten years from the date of grant.

Compensation of Directors

All non-employee Directors receive $1,000 per meeting as compensation for their services as Directors and are reimbursed for expenses incurred in connection with the performance of their duties. All employee Directors, except Rodney I. Smith, receive $250 per meeting as compensation for their services and are reimbursed for expenses incurred in connection with the performance of their duties. Rodney I. Smith receives no compensation as a Director, but is reimbursed for expenses incurred in connection with the performance of his duties as a Director. For the year ended December 31, 2007, total payments made to all Directors was $55,300.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Rodney I. Smith (2)	—	—	29,000	—	—	—	29,000
Andrew G. Kavounis (3)	4,500	—	—	—	—	—	4,500
Ashley B. Smith (4)	750	—	10,150	—	—	—	10,900
Wesley A. Taylor (5)	750	—	10,150	—	—	—	10,900

(1) Also disclosed in the "Summary Compensation Table" above.

(2) 240,000 options were outstanding as of December 31, 2007, of which 200,000 were exercisable as of December 31, 2007.

(3) 4,000 options were outstanding as of December 31, 2007, of which 3,000 were exercisable as of December 31, 2007.

(4) 65,800 options were outstanding as of December 31, 2007, of which 50,800 were exercisable as of December 31, 2007.

(5) 30,667 options were outstanding as of December 31, 2007, of which 15,667 were exercisable as of December 31, 2007.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

The Company entered into a four-year Employment Agreement with Rodney I. Smith, its current President and Chief Executive Officer, effective as of September 30, 2002. The term of employment automatically renews commencing on the date one year after the effective date, and on an annual basis thereafter, for an additional one year, unless earlier terminated or not renewed as provided for therein. The agreement provides for an annual base salary of $99,000 ("Base Salary"), which will be reviewed at least annually and adjusted from time to time at the determination of the Board of Directors. It also provides for an annual royalty fee of $99,000 payable as consideration for Mr. Smith's assignment to the Company of all of his rights, title and interest in and to the Patents (as defined in the agreement). Payment of the royalty continues only for as long as the Company is using the inventions underlying the non-expired Patents. Mr. Smith is also entitled to bonuses as follows (the "Bonus"): (i) a performance-based bonus as determined by the Board each calendar year, and (ii) a $27,000 quarterly bonus equal to one-twentieth of the then outstanding principal balance on the loan (the "Loan") made by the Company to Mr. Smith in the aggregate amount of $540,000, at the date of the employment agreement, and the unpaid interest accrued thereon during the quarter, and a cash amount which reimburses Mr. Smith for certain taxes payable by him as a result of such quarterly bonus. Payment of the Bonuses that are equal to one-twentieth of the Loan and the quarterly interest thereon are paid in the form of forgiveness of such principal and interest. With respect to repayment of the Loan, the loan was paid in full during 2006.

Mr. Smith's employment agreement provides further that if Mr. Smith (i) voluntarily leaves the employ of the Company within six months of his becoming aware of a Change of Control (as defined in the agreement) of the Company, then he shall be entitled to receive a lump sum amount equal to three times the five-year average of his combined total annual compensation, which includes the Base Salary and Bonus, less one dollar ($1.00), and certain other unpaid accrued amounts as of the date of his termination, or (ii) is terminated by the Company without Cause (as defined in the agreement) or leaves the Company with Good Reason (as defined in the agreement), Mr. Smith shall be entitled to a lump sum payment equal to three times the combined Base Salary and Bonus paid during the immediately preceding calendar year, and such other unpaid accrued amounts. In any of such cases, the Company will provide Mr. Smith with certain Company fringe benefits for two years, subject to certain conditions as provided for in the agreement, and all of Mr. Smith's unvested options to purchase Company stock shall become fully vested and exercisable on the date of termination. Mr. Smith will be entitled to exercise all such options for three years from the date of termination. The Company will have no further obligations to Mr. Smith, other than with respect to the payment of royalties.

In the event Mr. Smith's employment by the Company is terminated as a result of Mr. Smith's (i) death, his estate shall be entitled to a lump sum payment of one times the combined Base Salary and Bonus, and certain other accrued and unpaid amounts, or (ii) disability, Mr. Smith shall be entitled to Base Salary and Bonus for a period of one year commencing with the date of termination, and all other unpaid accrued amounts. In either of such cases the outstanding principal balance of the Loan, and any accrued interest thereon, shall be forgiven in full, and payment shall be made to reimburse for taxes payable as a result thereof.

In the event Mr. Smith's employment is terminated for cause or Mr. Smith voluntarily leaves the employ of the Company for no reason, Mr. Smith shall be entitled to accrued but unpaid Base Salary and Bonus up to the date of termination, and all other unpaid amounts. The Company shall have no further obligations to Mr. Smith, other than with respect to the Loan.

The employment agreement also contains Noncompetition and Nonsolicitation covenants for one year following Mr. Smith's termination of employment for any reason.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of December 31, 2007, certain information concerning ownership of the Company's Common Stock by (i) each person known by the Company to own of record or be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) named Executive Officers and Directors, and (iii) all Directors and Executive Officers as a group. Except as otherwise indicated, the Stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of of Class
Rodney I. Smith (1)(3)(4)(5)	715,798	14.7
Ashley B. Smith (1)(3)(4)(6)	148,417	3.1
Wesley A. Taylor (1)(7)	40,750	*
Andrew G. Kavounis (1)(8)	3,000	*
AL Frank Asset Management, Inc. (9)	684,814	14.7
All directors and executive officers as a group (4 persons)(2)(10)	907,965	18.4

* Less than 1%

(1) The address for each of Messrs. Rodney I. Smith, Ashley B. Smith, Taylor, and Kavounis is c/o Smith-Midland Corporation, P.O. Box 300, 5119 Catlett Road, Midland, Virginia 22728.

(2) Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the

table.

(3) Ashley B. Smith is the son of Rodney I. Smith. Each of Rodney I. Smith and Ashley B. Smith disclaims beneficial ownership of the other's shares of Common Stock.

(4) Does not include options to purchase 5,000 shares held by Matthew Smith and an aggregate of 86,489 shares of Common Stock held by Matthew Smith and Roderick Smith. Matthew Smith and Roderick Smith are sons of Rodney I. Smith, and brothers of Ashley B. Smith. Also, does not include shares held by Merry Robin Bachetti, sister of Rodney I. Smith and aunt of Ashley B. Smith, for which each of Rodney I. Smith and Ashley B. Smith disclaims beneficial ownership.

(5) Includes 50,000 shares of Common Stock held by Hazel Bowling, former wife of Rodney I. Smith, and mother of Mr. Smith's children. Mr. Smith disclaims beneficial ownership of the shares held by Hazel Bowling. Includes options to purchase 200,000 shares.

(6) Includes options to purchase 50,800 shares.

(7) Includes options to purchase 15,667 shares.

(8) Includes options to purchase 3,000 shares.

(9) Address of holder is 32392 Coast Highway, Suite 260, Laguna Beach, CA 92651

(10) Includes options to purchase 269,467 shares for all directors, executive officers and key employees as a group.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	542,157	$ 1.26	380,430
Equity compensation plans not approved by security holders	0	$ 0	0
Total	542,157	$ 1.26	380,430

Item 13. Certain Relationships and Related Transactions, and Director Independence.

At December 31, 2005, the Company owned an unsecured note receivable with a balance of approximately $143,750 from Mr. Rodney I. Smith, the Company's President, accruing interest at a rate of 6% per annum. This note was extended by the Board of Directors at their July 22, 2002 meeting to mature on December 31, 2007. The Board also approved the use of bonuses to pay off the loan and any applicable taxes (more fully described in Item 11). Principal received on the note was $143,730 for the year ended December 31, 2006, which included a one-time Board-approved bonus declared of $24,094 to repay the note in full. Total interest received on this note was approximately $15,396 for the year ended December 31, 2006. The loan has been paid in full.

The sole independent director of the Company is Andrew G. Kavounis. The test utilized for the determination of independence is that of the New York Stock Exchange.

Item 14. Principal Accountant Fees and Services

The aggregate fees billed for each of the past two fiscal years for professional services rendered by BDO Seidman, LLP, the principal accountant for the audit of the Company for assurance and related services related to the audit; for tax compliance, tax advice, and tax planning; and for all other fees for products and services are shown in the table below.

Audit Fees. Fees charged as audit fees are for the audit of the Company's annual financial statements and review of financial statements included in the Company's Forms 10-QSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. There were no audit related fees paid in either of the two most recent fiscal years.

Tax Fees. Tax fees are for professional services rendered by BDO Seidman, LLP for tax compliance, tax advice, and tax planning. These fees related to services for preparation of taxes for 2006 and the estimated tax payments for both years.

The Company does not have an Audit Committee. The Board of Directors has the responsibility normally assigned to the Audit Committee. The Board of Directors has not adopted any blanket pre-approval policies and procedures. Instead, the Board will pre-approve the provision by BDO Seidman, LLP of all audit or non-audit services.

	2007	2006
Audit Fees	$ 141,578	$ 114,886
Tax Fees	25,840	26,425
Total	168,418	141,311

Item 15. <u>Exhibits and Financial Statement Schedules</u>

(1) The following exhibits are filed herewith:

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
3.2	Bylaws of the Company adopted on January 21, 2003 (Incorporated by reference to the Company's Registration Statement on Form 8-A (No. 000-25964) filed with the Commission on January 24, 2003).
4.1	Specimen Common Stock Certificate (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
4.2	Rights Agreement, dated as of January 21, 2003, between the Company and Computershare Trust Company, Inc., as rights agent, including the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B, and C, respectively (Incorporated by reference to the Company's Registration Statement on Form 8-A (No. 000-25964) filed with the Commission on January 24, 2003).
10.1	Lease Agreement, dated January 1, 1995, between the Company and Rodney I. Smith (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
10.2	Collateral Assignment of Letters Patent, dated between the Company and Rodney I. Smith (Incorporated by reference to the Company's Registration Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
10.3	Form of License Agreement between the Company and its Licensee (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
10.4	Promissory Note from Rodney I. Smith to the Company, dated as of December 31, 1997 (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997).
10.5	First National Bank of New England Loan Agreement, assumed by UPS Capital, dated June 25, 1998 (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998).

10.6	First National Bank of New England Loan Note, dated June 25, 1998 (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998).
10.8	First National Bank of New England Commercial Loan Agreement dated December 20, 1999 (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999).
10.9	First National Bank of New England Commercial Term Promissory Note dated December 20, 1999 (Incorporated by reference to the Company's Annual Reporton Form 10-KSB for the year ended December 31, 1999).
10.10	Employment Agreement, dated September 30, 2002, between the Company and Rodney I. Smith. (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).
10.11	1994 Stock Option Plan (as amended through October 1, 2002) (Incorporated by reference to the Company's Registration Statement on Form S-8 (No.: 333-102892) filed with the Commission on January 31, 2003).
10.12	2004 Stock Option Plan (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004).
10.13	UPS Capital Business Credit Loan Note dated December 16, 2004 (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004).
10.14	Commercial Loan Agreement, dated June 15, 2006, by and between Smith-Midland Corporation, a Virginia corporation and a subsidiary of the Company (the "Borrower") and Greater Atlantic Bank (the "Lender") contemplating a single advance term loan in the amount of $365,000 and addendum thereto (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).
10.15	Promissory Note, dated June 15, 2006, in the amount of $365,000 issued by the Borrower to the Lender (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).
10.16	Commercial Loan Agreement, dated June 15, 2006, by and between the Borrower and the Lender contemplating a multiple advance draw loan up to the aggregate amount of $500,000 and addendum thereto (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.17 Commercial Loan Agreement, dated June 15, 2006, by and between the Borrower and the Lender contemplating a revolving multiple advance draw loan up to the aggregate amount of $1,500,000 and addendum thereto (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.18 Promissory Note, dated June 15, 2006, in the amount of $1,500,000 issued by the Borrower to the Lender (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.19 Security Agreement, dated June 15, 2006, by and between the Borrower and the Lender securing the Promissory Note in the amount of $365,000 (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.20 Security Agreement, dated June 15, 2006, by and between the Borrower and the Lender securing any promissory note(s) the Borrower may issue to evidence any advance(s) under the Commercial Loan Agreement by and between Borrower and the Lender contemplating a multiple advance draw loan up to the aggregate amount of $500,000 (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.21 Security Agreement, dated June 15, 2006, by and between the Borrower and the Lender securing the Promissory Note in the amount of $1,500,000 (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.22 Form of Guaranty, dated June 15, 2006, given by the Company and subsidiaries (except the Borrower) with respect to each of (i) the Promissory Note in the amount of $365,000; (ii) any promissory note(s) that the Borrower may issue to evidence any advance(s) under the Commercial Loan Agreement by and between the Borrower and the Lender contemplating a multiple advance draw loan up to the aggregate amount of $500,000; and (iii) the Promissory Note in the amount of $1,500,000 issued by the Borrower to the Lender (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.23 Omnibus Modification of Lender Loan Documents Agreement, dated June 15, 2006 (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.24 Omnibus Modification of UPS Capital Loan Documents Agreement, dated June 15, 2006 (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006).

10.25	Commercial Loan Agreement, dated August 7, 2007, by and between the Borrower and the Lender contemplating a multiple advance loan up to the aggregate amount of $700,000 and addendum thereto (incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007).
10.26	Commercial Debt Modification Agreement, dated August 7, 2007, by and between the Borrower and the Lender to extend the maturity date of the Working Capital Line of Credit to June 15, 2008, (incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007).
10.27	Commercial Security Agreement dated August 7, 2007 by and between the Borrower and the Lender securing any promissory note(s) the Borrower may issue to evidence any advance(s) under the Commercial Loan Agreement by and between Borrower and Lender contemplating a multiple advance draw loan up to the aggregate amount of $700,000, (incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007).
10.28	Form of Guaranty, dated August 7, 2007 given by the Company and each of its subsidiaries (except the Borrower) with respect to any promissory note(s) that the Borrower may issue to evidence any advance(s) under the Commercial Loan Agreement by and between the Borrower and the Lender contemplating a multiple advance draw loan up to the aggregate amount of $700,000 (incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30,2007).
14	Code of Professional Conduct (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).
21	List of Subsidiaries of the Company (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).
23	Consent of BDO Seidman, LLP.
31.1	Certification of Chief Executive Officer.
31.2	Certification of Principal Financial Officer.
32	Certification pursuant 18 U.S.C. Section 1350 as adapted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Ac of 1934t, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH-MIDLAND CORPORATION

Date: April 14, 2008

By: /s/ Rodney I. Smith

Rodney I. Smith, President

(principal executive officer)

Date: April 14, 2008

By: /s/ Wesley A. Taylor

Wesley A. Taylor
(principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Rodney I. Smith Rodney I. Smith	Director	April 14, 2008
/s/ Wesley A. Taylor Wesley A. Taylor	Director	April 14, 2008
/s/ Ashley B. Smith Ashley B. Smith	Director	April 14, 2008
/s/ Andrew G. Kavounis Andrew G. Kavounis	Director	April 14, 2008

Exhibit 31.1

CERTIFICATIONS

I, Rodney I. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Smith-Midland Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's control over financial reporting.

Date: April 14,2008

By: /s/ Rodney I. Smith

Rodney I. Smith
Chairman of the Board, Chief
Executive Officer and President
(principal executive officer)

Exhibit 31.2

CERTIFICATIONS

I, Wesley A. Taylor, certify that:

1. I have reviewed this annual report on Form 10-K of Smith-Midland Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's control over financial reporting.

Date: April 14, 2008

By: /s/ Wesley A Taylor

Wesley A. Taylor
VP of Administration, Secretary, Treasurer, and Director
(principal financial officer)

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Smith-Midland Corporation (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Rodney I. Smith and Wesley A. Taylor, Chief Executive Officer and Vice President of Administration of the Company respectively, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rodney I. Smith
Rodney I. Smith
Chief Executive Officer and President
(principal executive officer)

/s/ Wesley A Taylor
Wesley A. Taylor
VP of Administration, Secretary, Treasurer, and Director
(principal financial officer)

Dated: April 14, 2008

Smith-Midland Corporation and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

Smith-Midland Corporation
and Subsidiaries

Contents

Report of Independent Registered Public Accountants

To the Board of Directors
Smith-Midland Corporation
Midland, Virginia

We have audited the accompanying consolidated balance sheets of Smith-Midland Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smith-Midland Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia
April 14, 2008

Smith-Midland Corporation
and Subsidiaries

Consolidated Balance Sheets

December 31, **Assets** (Note 2)	2007	2006
Current assets		
Cash and cash equivalents	**$ 282,440**	$ 482,690
Accounts receivable		
Trade - billed, (less allowance for doubtful accounts of **$243,318** and $208,108)	**5,900,684**	5,417,475
Trade - unbilled	**316,059**	825,524
Inventories		
Raw materials	**825,328**	903,674
Finished goods	**1,968,978**	2,213,798
Prepaid expenses and other assets	**152,289**	123,710
Refundable income taxes (Note 4)	**322,835**	392,732
Deferred taxes (Note 4)	**367,000**	351,000
Total current assets	**10,135,613**	10,710,603
Property and equipment, net (Note 1)	**4,102,181**	3,729,537
Total other assets	**200,090**	214,703
	$ 14,437,884	$ 14,654,843

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Consolidated Balance Sheets
(continued)

December 31 ,	2007	2006
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable - trade	**$ 1,776,594**	$ 2,733,974
Accrued income taxes payable (Note 4)	**656,370**	-
Accrued expenses and other liabilities	**587,399**	1,884,386
Current maturities of notes payable (Note 2)	**605,376**	677,022
Customer deposits	**643,509**	614,127
Total current liabilities	**4,269,248**	5,909,509
Notes payable - less current maturities (Note 2)	**3,991,036**	3,918,041
Deferred tax liability (Note 4)	**175,000**	221,000
Total liabilities	**8,435,284**	10,048,550
Commitments and contingencies (Notes 3, 5 and 7)		
Stockholders' equity (Note 6)		
Preferred stock, $.01 par value; authorized 1,000,000 shares, none outstanding	-	-
Common stock, $.01 par value; authorized 8,000,000 shares; 4,670,882 and 4,635,282 issued and outstanding	**46,709**	46,346
Additional paid-in capital	**4,558,947**	4,415,363
Retained earnings	**1,499,244**	246,884
	6,104,900	4,708,593
Treasury stock, at cost, 40,920 shares	**(102,300)**	(102,300)
Total stockholders' equity	**6,002,600**	4,606,293
	$ 14,437,884	$ 14,654,843

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31,	2007	2006
Revenue		
Products sales and leasing	$ 24,567,148	$ 22,729,310
Shipping and installation revenue	5,198,166	5,505,814
Royalties	1,755,323	1,127,121
Total revenue	31,520,637	29,362,245
Cost of goods sold	23,861,906	24,750,514
Gross profit	7,658,731	4,611,731
Operating expenses		
General and administrative expenses	3,167,593	3,500,544
Selling expenses	1,942,685	1,989,636
Total operating expenses	5,110,278	5,490,180
Operating income (loss)	2,548,453	(878,449)
Other income (expense)		
Interest expense	(430,048)	(396,509)
Interest income (Note 3)	22,858	29,200
Gain (loss) on sale of assets	(13,892)	(10,418)
Other, net	989	(3,636)
Total other income (expense)	(420,093)	(381,363)
Income (loss) before income tax expense (benefit)	2,128,360	(1,259,812)
Income tax expense (benefit) (Note 4)	876,000	(444,000)
Net income (loss)	$ 1,252,360	$ (815,812)
Basic earnings (loss) per share (Note 8)	$ .27	$ (.18)
Diluted earnings (loss) per share (Note 8)	$ .26	$ (.18)

See accompanying summary of accounting policies
and notes to consolidated financial statements

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock	*Additional Paid-In Capital*	*Retained Earnings (Deficit)*	*Treasury Stock*	*Total*
Balance, December 31, 2005	$ 46,102	$ 4,326,548	$ 1,062,696	$ (102,300)	$ 5,333,046
Stock options exercised	244	23,180	–	–	23,424
Stock option compensation		65,635			65,635
Net loss	–	–	(815,812)	–	(815,812)
Balance, December 31, 2006	**46,346**	**4,415,363**	**246,884**	**(102,300)**	**4,606,293**
Stock options exercised	363	37,691	–	–	38,054
Stock option compensation	–	105,893	–	–	105,893
Net income	–	–	1,252,360	–	1,252,360
Balance, December 31, 2007	**$ 46,709**	**$ 4,558,947**	**$ 1,499,244**	**$ (102,300)**	**$ 6,002,600**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31, **Reconciliation of net income (loss) to net cash (absorbed) provided by operating activities**	2007	2006
Net income (loss)	$ **1,252,360**	$ (815,812)
Adjustments to reconcile net income (loss) to net cash (absorbed) provided by operating activities		
Depreciation and amortization	**735,218**	600,639
Deferred taxes	**62,000**	(150,000)
Stock option compensation expense	**105,893**	65,635
Loss (gain) on sale of fixed assets	**13,892**	10,418
Expenses (net) related to pay down on officer note receivable	**-**	143,730
(Increase) decrease in		
Accounts receivable - billed	**(483,209)**	(655,757)
Accounts receivable - unbilled	**509,465**	(691,449)
Inventories	**323,166**	(500,212)
Prepaid expenses and other assets	**(42,066)**	72,925
Refundable income taxes	**(69,897)**	(392,732)
Increase (decrease) in		
Accounts payable - trade	**(957,380)**	1,485,223
Accrued expenses and other liabilities	**(1,296,987)**	1,005,829
Accrued income taxes payable	**656,370**	(327,825)
Customer deposits	**29,382**	137,649
Net cash provided (absorbed) by operating activities	$ **838,207**	$ (11,739)

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Cash Flows
(continued)

Year Ended December 31,	2007	2006
Cash Flows From Investing Activities		
Purchases of property and equipment	$ (579,571)	$ (901,142)
Proceeds from sale of fixed assets	19,961	14,142
Net cash absorbed by investing activities	(559,610)	(887,000)
Cash Flows From Financing Activities		
Proceeds from borrowings on Line of Credit, net	(50,000)	250,000
Proceeds from long-term borrowings	46,126	763,851
Repayments of long-term borrowings	(513,027)	(659,636)
Proceeds from options exercised	38,054	23,424
Net cash provided by financing activities	(478,847)	377,639
Net increase (decrease) in cash	(200,250)	(521,100)
Cash and cash equivalents, beginning of year	482,690	1,003,790
Cash and cash equivalents, end of year	$ 282,440	$ 482,690
Supplemental schedule of non-cash investing activities		
Noncash Bonus to repay officer note receivable	$ 0	$ 143,730
Noncash investing and financing – capital lease additions	$ 518,250	$ 0
Cash Payments for interest	$ 430,048	$ 396,059
Cash Payments for income taxes	$ 211,733	$ 427,157

See accompanying summary of accounting policies and notes to consolidated financial statements.

Nature of Business

Smith-Midland Corporation and its wholly owned subsidiaries (the "Company") develop, manufacture, license, sell and install precast concrete products for the construction, transportation and utilities industries in the Mid-Atlantic, Northeastern, and Midwestern regions of the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Smith-Midland Corporation and its wholly owned subsidiaries. The Company's wholly owned subsidiaries consist of Smith-Midland Corporation, a Virginia corporation, Smith-Carolina Corporation, a North Carolina corporation, Easi-Set Industries, Inc., a Virginia corporation, Concrete Safety Systems, Inc., a Virginia corporation, Midland Advertising and Design, Inc., doing business as Ad Ventures, a Virginia corporation, and Smith-Columbia Corporation, a South Carolina corporation. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all unrestricted cash and money market accounts purchased with an original maturity of three months or less as cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

Property and equipment is stated at cost. Expenditures for ordinary maintenance and repairs are charged to income as incurred. Costs of betterments, renewals, and major replacements are capitalized. At the time properties are retired or otherwise disposed of, the related cost and allowance for depreciation are eliminated from the accounts and any gain or loss on disposition is reflected in income.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	10-33
Trucks and automotive equipment	3-10
Shop machinery and equipment	3-10
Land improvements	10-15
Office equipment	3-10

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Options

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) ("SFAS 123R"), "*Share-Based Payment,*" using the modified prospective method. SFAS 123R requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility, and dividend yield. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of the Company's stock is used as the basis for the volatility assumption. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus assumed a 0% dividend yield. The fair value of restricted stock unit grants is based on the closing share price for our common stock as quoted on the OTC Bulletin Board Market on the date of grant. See Note 6 of Notes to the Consolidated Financial Statements for additional information related to stock based compensation. The adoption of SFAS 123R was not material to the financial statements.

The Company granted 92,500 and 108,000 stock options during the years ended December 31, 2007 and 2006 respectively. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 73%, risk-free interest rate of 4.42% and expected lives of six years. The weighted average per share fair value of options granted during the years ended December 31, 2007 and 2006 were $1.45 and $1.52, respectively. Substantially all options become vested and exercisable ratably over a three-year period.

Revenue Recognition

The Company recognizes revenue on the sale of its standard precast concrete products at shipment date, including revenue derived from any projects to be completed under short-term contracts. Installation services for precast concrete products, leasing and royalties are recognized as revenue as they are earned on an accrual basis. Licensing fees are recognized under the accrual method unless collectibility is in doubt, in which event revenue is recognized as cash is received.

Certain sales of architectural, soundwall, Slenderwall ™ and barrier concrete products are recognized upon completion of units produced under long-term contracts. When necessary, provisions for estimated losses on these contracts are made in the period in which such losses are determined. Changes in job performance, conditions and contract settlements, which affect profit, are recognized in the period in which the changes occur. Unbilled trade accounts receivable represents revenue earned on units produced and not yet billed. Billings in advance of units produced are included in customer deposits.

Shipping and Handling

Amounts billed to customers are recorded in sales and the costs associated with the shipping and handling are recorded as cost of goods sold.

Risks and Uncertainties

The Company sells products to highway contractors operating under government funded highway programs and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses. Management reviews accounts receivable on a monthly basis to determine the probability of collection. Any accounts receivable that are deemed to be uncollectible along with a general reserve, which is calculated based upon the aging category of the receivable, is included in the overall allowance for doubtful accounts. Management believes the allowance for doubtful accounts at December 31, 2007 is adequate. However, actual write-offs may exceed the recorded allowance.

Due to inclement weather, the Company may experience reduced revenues from December through February and may realize the substantial part of its revenues during the other months of the year.

Fair Value of Financial Instruments

The carrying value for each of the Company's financial instruments (consisting of cash, accounts receivable and accounts payable and notes payable) approximates fair value because of the short-term nature of those instruments. The estimated fair value of the long-term debt approximates carrying value based on current rates offered to the Company for debt of the same maturities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs	The Company expenses all advertising costs as incurred. Advertising expense was approximately $264,000 and $314,000 in 2007 and 2006, respectively.
Earnings (Loss) Per Share	Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding. Basic (loss) earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in earnings of an entity.
Long-Lived Assets	The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable based on undiscounted estimated future operating cash flows. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through December 31, 2007.

Recent Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133 and SFAS No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and simplifies the accounting for those instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard in 2007 did not have a material impact on our financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* . FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes* . Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The adoption of this standard in 2007 did not have a material impact on our financial condition or results of operations.

Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." (SFAS 157). This statement establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to the valuation techniques used to measure fair value into three broad levels. Lastly, SFAS 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, FASB Staff Position (FSP)FAS 157-2 was issued, which defers the effective date of SFAS 157 until January 1, 2009 for nonfinancial assets and liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. Management does not expect the adoption of this Statement to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement 157, Fair Value Measurements. Management does not believe the adoption of this Statement will have a material effect on the Company's financial statements.

Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS 141 (R), "Business Combinations", to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141 (R) requires a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity to be measured at their fair values as of the acquisition date. SFAS 141 (R) also requires companies to recognize and measure goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141 (R) applies to fiscal years beginning after December 15, 2008 and is adopted prospectively. Earlier adoption is prohibited. Management has not determined the effect, if any, the adoption of this statement will have on the Company's results of operations or financial position.

Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB 51", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS160 applies to fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. Management has not determined the effect, if any, the adoption of this Statement will have on the Company's results of operations or financial position.

Reclassifications

Certain immaterial reclassifications have been made in the prior year consolidated financial statements and notes to conform to the December 31, 2007 presentation.

1. Property and Equipment

Property and equipment consist of the following:

December 31,	2007	2006
Land and land improvements	**$ 514,601**	$ 421,833
Buildings	**2,739,460**	2,699,724
Machinery and equipment	**7,189,672**	6,404,932
Rental equipment	**711,368**	634,777
	11,155,101	10,161,266
Less: accumulated depreciation	**7,052,920**	6,431,729
	$ 4,102,181	$ 3,729,537

Depreciation expense was approximately $707,000 and $580,000 for the year ended December 31, 2007 and 2006, respectively.

2. Notes Payable

Notes payable consist of the following:

December 31,	2007	2006
Note payable to Greater Atlantic Bank, maturing June 2021; with monthly payments of approximately $36,000 of principal and interest at prime plus .5% (7.75% at December 31, 2007); collateralized by principally all assets of the Company. This note was assigned on June 15, 2006 from a note previously held by UPS Capital.	**$ 3,168,126**	**$ 3,275,333**
Note payable to Greater Atlantic Bank, maturing on October 15, 2010; with monthly payments of approximately $8,400 of principal and interest at 5-year treasury plus 3.25% (9.00% at December 31, 2007); collateralized by a second priority lien on Company assets.	**253,317**	323,229
The Company also has a $1,500,000 line of credit with Greater Atlantic Bank. The line matures June 15, 2008 and bears interest at the prime rate (7.25% at December 31, 2007); collateralized by a second priority lien on all accounts receivable, inventory, and certain other assets of the Company.	**200,000**	250,000
Capital Lease obligations, for machinery and equipment maturing through 2012, with interest at 7% through 10%.	**505,354**	33,475
Installment notes and capitalized leases, collateralized by certain machinery and equipment maturing at various dates, primarily through 2010, with interest at 7.25% through 11.07%.	**469,615**	713,026
	4,596,412	4,595,063
Less current maturities	**605,376**	677,022
	$ 3,991,036	$ 3,918,041

2. Notes Payable (continued)

The Company's note loan, with a balance of $3,168,126 at December 31, 2007, is guaranteed in part by the U.S. Department of Agriculture Rural Business - Cooperative Services (USDA). The loan agreement includes certain restrictive covenants, which require the Company to maintain minimum levels of tangible net worth and limits on annual capital expenditures. At December 31, 2007, the Company was in compliance with all covenants except for a required waiver obtained for capital leases in excess of $250,000.

The aggregate amounts of notes payable including capital leases maturing in each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2008	$ 605,376
2009	416,129
2010	411,628
2011	310,302
2012	278,904
Thereafter	2,574,073
	$ 4,596,412

The aggregate amounts of capitalized lease payments in each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2008	$ 128,124
2009	128,124
2010	122,724
2011	122,724
2012	113,184
Total payments	614,880
Less amounts representing interest	109,526
	$ 505,354

Fixed assets under capital lease at December 31 2007 are approximately $510,000, net of accumulated depreciation of approximately $18,000.

3. Related Party Transactions

The Company currently leases three and one half acres of its Midland, Virginia property from its President, on a month-to-month basis, as additional storage space for the Company's finished work product. The lease agreement calls for an annual rent of $24,000.

At December 31, 2005, the Company owned an unsecured note receivable for approximately $143,730 from Mr. Rodney I. Smith, the Company's President, accruing interest at a rate of 6% per annum. This note was extended by the Board of Directors at their July 22, 2002 meeting to mature on December 31, 2007. The Board also approved the use of bonuses to pay off the loan and any applicable taxes. Principal received on the note was $143,730 for the year ended December 31, 2006, which included a Board-approved bonus declared of $24,094 to repay the note in full. Total interest received on this note was approximately $15,396 for the year ended December 31, 2006.

4. Income Taxes

Income tax expense (benefit) is comprised of the following:

Year Ended December 31,	**2007**	2006
Current	**$ 938,000**	$ (294,000)
Deferred	**(62,000)**	(150,000)
	$ 876,000	$ (444,000)

4. Income Taxes (continued)

The provision (benefit) for income taxes differs from the amount determined by applying the federal statutory tax rate to pre-tax income as a result of the following:

Year Ended December 31,	2007		2006	
	Amount	**Percent**	Amount	Percent
Income taxes at statutory rate	$ 724,000	34%	$ (428,000)	(34 %)
Increase (decrease) in taxes resulting from:				
State income taxes, net of federal benefit	77,000	4%	(50,000)	(4)
Other	75,000	3%	34,000	2
	$ 876,000	41%	$ (444,000)	(36 %)

Refundable income taxes at December 31, 2007 and 2006 relates to amounts due from federal and state tax authorities for carryback of 2006 net operating losses. Refunds had not been received as of December 31, 2007. Accrued income taxes at December 31, 2007 represent liability for amounts owed related to 2007 results from operations.

4. Income Taxes (continued)

Deferred tax assets (liabilities) are as follows:

December 31,	2007	2006
Net operating loss and AMT carryforwards	$ 66,000	$ 40,000
Depreciation	(241,000)	(221,000)
Provision for doubtful accounts	95,000	81,000
Vacation accrued	84,000	59,000
Deferred income	120,000	82,000
Other	68,000	89,000
Net deferred tax asset (liability)	192,000	130,000
Current portion, net	367,000	351,000
Long-term portion, net	(175,000)	(221,000)
	$ 192,000	$ 130,000

5. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all employees. Participants may contribute up to 10% of their compensation to the Plan. The Company contributes 50% of the participant's contribution, up to 4% of the participant's compensation, as a matching contribution. Total contributions for the years ended December 31, 2007 and 2006 were approximately $51,000 and $61,000, respectively.

6. Stock Options

Under a 1994 Stock Option Plan, ("1994 Plan") up to 1,025,000 options were available for grant. Options outstanding under the 1994 Plan at December 31, 2007 were 277,991. The 1994 Plan expired in 2004 and no more options can be granted under this plan. All options outstanding at December 31, 2007 will remain outstanding until the expiration date, which is ten years from the date of grant. On September 9, 2004, the Board of Directors and Stockholders of the Company adopted the 2004 Stock Option Plan (the "2004 Plan"), which allows the Company to grant up to 500,000 options to employees, officers, directors and consultants to purchase shares of the Company's Common Stock. Options granted under the plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company, while Non-qualified options may be issued to non-employee directors, consultants, and others, as well as to employees of the Company. The Company granted 92,500 stock options during the year ended December 31, 2007, of which 7,000 were also forfeited during 2007.

Options generally vest over a three year period. The Company recorded stock option expense of $105,893 and $65,635 included in general and administrative expense for the years ended December 31, 2007 and 2006 respectively. The Company estimates approximately $188,000 of remaining expense to be recognized over the next three years for options outstanding at December 31, 2007.

The intrinsic value for exercisable options exercised for the years ended December 31, 2007 and 2006 was approximately $41,000 and $47,000 respectively. The intrinsic value for outstanding and exercisable options at December 31, 2007 is approximately $214,000.

6. Stock Options (continued)

The following tables summarize activity under the stock option plans of the Company and the stock options outstanding at December 31, 2007:

	Weighted Average Exercise Price	Options Outstanding	Vested and Exercisable
Balance, December 31, 2005	1.37	473,153	313,852
Granted	2.25	108,000	–
Forfeited	2.33	(45,305)	(5,828)
Exercised	.96	(24,424)	(24,424)
Vested	2.24	–	70,549
Balance, December 31, 2006	1.49	511,424	354,149
Granted	2.15	92,500	–
Forfeited	2.25	(25,500)	(10,500)
Exercised	1.05	(36,267)	(36,267)
Vested	2.40	–	65,231
Balance, December 31, 2007	1.26	542,157	372,613

6. Stock Options (continued)

The following table summarizes options outstanding and exercisable at December 31, 2007:

	Options Outstanding		Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Number of Shares
$.5625	27,000	1.99	27,000
.80 – .83	174,666	4.73	174,666
1.00 – 1.39	76,325	2.76	76,325
2.25	73,500	8.39	24,476
2.33	8,000	7.87	5,336
2.52	97,166	7.75	64,810
2.15	85,500	9.39	-
	542,157		372,613

7. Commitments and Contingencies

In June 2006 the Company entered into a non-binding letter of intent to purchase a manufacturing facility in Columbia, South Carolina and began operating the plant, on an interim basis, while completing the due diligence and acquisition activities. For the period from July 1, 2006 to December 31, 2006, the Company reported a pre-tax net loss on operations for the Columbia plant of $362,930. On March 14, 2007, the Company terminated the agreement and ended negotiations to purchase the facility. As a result of this decision the Company recorded a pre-tax loss of $613,374 in 2006, which included the loss from operations and expensing capitalized acquisition related costs and other costs incurred for the potential acquisition. The Company incurred losses in 2007 related to this operation of $72,234 primarily during the quarter ended March 31, 2007.

The Company is party to legal proceedings and disputes which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that liabilities, if any, arising from legal disputes will have a material adverse effect on the consolidated financial position of the Company.

Smith-Midland Corporation
and Subsidiaries

Notes to Consolidated Financial Statements
(continued)

8. Earnings (Loss) Per Share

Earnings (loss) per share is calculated as follows:

Year ended December 31,	2007	2006
Basic earnings (loss)		
Income (loss) available to common shareholder	**$ 1,252,360**	$ (815,812)
Weighted average shares outstanding	**4,646,733**	4,621,513
Basic earnings (loss) per share	**$ .27**	$ (.18)
Diluted earnings per share		
Income (loss) available to common shareholder	**$ 1,252,360**	$ (815,812)
Weighted average shares outstanding	**4,646,733**	4,621,513
Dilutive effect of stock options	**146,982**	—
Total weighted average shares outstanding	**4,793,715**	4,621,513
Diluted earnings per share	**$ .26**	$ (.18)

SMITH-MIDLAND CORPORATION OFFICERS (PARENT COMPANY)

Rodney I. Smith
Chairman of the Board, Chief Executive Officer and President

Wesley A. Taylor
Vice President of Administration, Secretary and Director

Ashley B. Smith
Vice President of Sales and Marketing and Director

Key Operations Personnel

Smith-Midland Virginia (Precast Operations)

Ashley B. Smith – President/ Chief Operating Officer
James Duhamel – Vice President Operations
Steven Ott – Vice President Engineering
Matthew Smith – Vice President Sales and Marketing
James Dean – Vice President Project Management

Smith-Carolina Corporation (North Carolina)

Louis Marusik – Vice President, General Manager

Easi-Set Industries

Moffette Tharpe – Managing Director

Concrete Safety Systems

John Sieber – Manager

Ad-Ventures

Julie Brown – Advertising Manager

SMITH-MIDLAND CORPORATION
Investor Relations
5119 Catlett Road
Midland, VA 22728
540-439-3266

END